PROSPECTUS SUPPLEMENT
(To Prospectus Dated December 10, 2013)

FILED PURSUANT TO RULE 424(B)(3)

REGISTRATION STATEMENT NO. 333-175779

ONCOSEC MEDICAL INCORPORATED

PROSPECTUS

Up to 8,440,000 Shares of Common Stock

This Prospectus Supplement No. 1 supplements our Prospectus dated December 10, 2013 (which was contained in our Post-Effective Amendment No. 3 to Registration Statement on Form S-1 (File No. 333-175779)) with the following attached documents:

A                                       Quarterly Report on Form 10-Q dated December 16, 2013

B                                       Current Report on Form 8-K dated December 17, 2013

The attached information amends and supplements certain information contained in the Prospectus. This Prospectus Supplement No. 1 should be read in conjunction with the Prospectus, which is required to be delivered with this Prospectus Supplement.

Our common stock is quoted on the OTC Markets Group Inc.’s OTCQB tier under the symbol “ONCS.”  On December 18, 2013 the last reported sale price of our common stock on the OTC Bulletin Board was $0.39 per share.

Investing in our common stock involves risks.  You should carefully consider the risk factors for our common stock, which are listed in the prospectus, as supplemented.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement No. 1 is December 19, 2013

INDEX TO FILINGS

Annex

Quarterly Report on Form 10-Q dated December 16, 2013	A
Current Report on Form 8-K dated December 17, 2013	B

Annex A

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-Q

(Mark One)

☒      QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended October 31, 2013

OR

☐         TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from            to

Commission file number 000-54318

ONCOSEC MEDICAL INCORPORATED

(Exact name of registrant as specified in its charter)

Nevada	98-0573252
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

9810 Summers Ridge Road, Suite 110, San Diego, CA 92121

(Address of principal executive offices) (zip code)

855.662.6732

(Registrant’s telephone number, including area code)

Not Applicable

(Former name, former address and former fiscal year, if changed since last report)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  Yes ☒  No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§229.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files)  Yes ☒  No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer,” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐

Non-accelerated filer ☐	Smaller reporting company ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

170,838,526 shares of the registrant’s common stock were issued and outstanding as of December 13, 2013.

OncoSec Medical Incorporated

Form 10-Q

for the Quarterly Period Ended October 31, 2013

OncoSec Medical Incorporated

(A Development Stage Company)

Condensed Consolidated Balance Sheets

As of October 31, 2013 and July 31, 2013

	(unaudited) October 31, 2013	July 31, 2013
Assets
Current assets
Cash and cash equivalents	$15,193,760	$4,970,175
Prepaid expenses and other current assets	697,316	199,512
Total Current Assets	15,891,076	5,169,687
Property and equipment, net	146,885	151,625
Intangible assets, net	987,472	1,161,731
Other long-term assets	26,685	26,685
Total Assets	$17,052,118	$6,509,728

Liabilities and Stockholders’ Equity

Liabilities
Current and long-term liabilities
Accounts payable and accrued liabilities	$799,396	$729,085
Acquisition obligation, current	991,609	979,316
Accrued other	63,027	62,203
Total Liabilities	1,854,032	1,770,604

Stockholders’ Equity
Common stock authorized - 3,200,000,000 common shares with a par value of $0.0001, common stock issued and outstanding — 170,838,526 and 118,014,224 common shares as of October 31, 2013 and July 31, 2013, respectively	17,084	11,802
Additional paid-in capital	21,540,797	11,467,139
Warrants issued and outstanding — 79,397,574 and 57,644,276 warrants as of October 31, 2013 and July 31, 2013, respectively	9,042,606	6,611,098
Deficit accumulated during the development stage	(15,402,401)	(13,350,915)
Total Stockholders’ Equity	15,198,086	4,739,124
Total Liabilities and Stockholders’ Equity	$17,052,118	$6,509,728

The accompanying notes are an integral part of these condensed consolidated financial statements

OncoSec Medical Incorporated

(A Development Stage Company)

Condensed Consolidated Statements of Operations (unaudited)

	Three Months Ended October 31, 2013	Three Months Ended October 31, 2012	Period from Inception (February 8, 2008) to October 31, 2013
Revenue	$—	$—	$—
Expenses:
Research and development	773,958	1,180,974	6,887,006
General and administrative	1,214,535	816,502	9,457,167
Loss from operations	(1,988,493)	(1,997,476)	(16,344,173)
Other income (expense):
Fair value of derivative liabilities in excess of proceeds	—	—	(808,590)
Adjustments to fair value of derivative liabilities	—	—	3,150,986
Loss on extinguishment of debt	—	—	(761,492)
Financing transaction costs	—	—	(210,000)
Non-cash interest expense	(12,293)	(27,449)	(362,075)
Interest expense	—	—	(1,357)
Impairment charges	—	—	(9,000)
Net loss before income taxes	(2,000,786)	(2,024,925)	(15,345,701)
Provision for income taxes	50,700	2,000	56,700
Net loss	$(2,051,486)	$(2,026,925)	$(15,402,401)
Basic and diluted net loss per common share	$(0.01)	$(0.02)
Weighted average shares used in computing basic and diluted net loss per common share	144,247,064	87,892,196

The accompanying notes are an integral part of these condensed consolidated financial statements

OncoSec Medical Incorporated

(A Development Stage Company)

Condensed Consolidated Statements of Stockholders’ Equity (Deficit)

For the period from Inception (February 8, 2008) to October 31, 2013 (unaudited)

	Common Stock (1)		Additional Paid-In	Warrants		Deficit Accumulated during the Development	Total Stockholders’ Equity
	Shares	Amount	Capital (1)	Shares	Amount	Stage	(Deficit)

Balance, February 8, 2008	—	$—	$—	—	$—	$—	$—
Shares issued to founder on Feb 8, 2008	48,000,000	4,800	10,200	—	—	—	15,000
Private placement on June 30, 2008	20,480,000	2,048	29,952	—	—	—	32,000
Net loss	—	—	—	—	—	(7,187)	(7,187)
Balance, July 31, 2008	68,480,000	6,848	40,152	—	—	(7,187)	39,813
Net loss	—	—	—	—	—	(33,714)	(33,714)
Balance, July 31, 2009	68,480,000	6,848	40,152	—	—	(40,901)	6,099
Net loss	—	—	—	—	—	(36,158)	(36,158)
Balance, July 31, 2010	68,480,000	6,848	40,152	—	—	(77,059)	(30,059)
Common stock cancelled	(17,280,000)	(1,728)	1,728	—	—	—	—
Private placement on March 18, 2011	1,456,000	146	659,873	1,456,000	431,981	—	1,092,000
Common stock issued for services	200,000	20	331,980	—	—	—	332,000
Private placement on June 24, 2011	4,000,000	400	(400)	4,000,000	—	—	—
Net loss	—	—	—	—	—	(3,758,817)	(3,758,817)
Balance, July 31, 2011	56,856,000	5,686	1,033,333	5,456,000	431,981	(3,835,876)	(2,364,876)
Issuance of warrants — Inovio	—	—	—	4,000,000	958,111	—	958,111
Expiration of Series B Warrants	—	—	—	(4,000,000)	—	—	—
Re-classification of Series A Warrants	—	—	—	4,240,000	657,604	—	657,604
Public offering on March 28, 2012, net of issuance costs of $542,500	31,000,000	3,100	4,227,456	32,550,000	2,976,944	—	7,207,500
Share-based compensation expense	—	—	332,778	—	—	—	332,778
Net loss	—	—	—	—	—	(2,364,852)	(2,364,852)
Balance, July 31, 2012	87,856,000	8,786	5,593,567	42,246,000	5,024,640	(6,200,728)	4,426,265
Exercise of stock options	766,500	76	138,224	—	—	—	138,300
Exercise of common stock warrants	441,724	45	181,931	(441,724)	(39,858)	—	142,118
Common stock issued in connection with license agreement	150,000	15	34,485	—	—	—	34,500
Public offering on December 17, 2012, net of issuance costs of $504,000	28,800,000	2,880	5,066,804	15,840,000	1,626,316	—	6,696,000
Share-based compensation expense	—	—	452,128	—	—	—	452,128
Net loss	—	—	—	—	—	(7,150,187)	(7,150,187)
Balance, July 31, 2013	118,014,224	11,802	11,467,139	57,644,276	6,611,098	(13,350,915)	4,739,124
Common stock issued for services	500,000	50	149,950	—	—	—	150,000
Exercise of common stock warrants	4,532,302	453	1,617,980	(4,532,302)	(440,035)	—	1,178,398
Public offering on September 18, 2013, net of issuance costs of $836,360	47,792,000	4,779	8,235,318	26,285,600	2,871,543	—	11,111,640
Share-based compensation expense	—	—	70,410	—	—	—	70,410
Net loss	—	—	—	—	—	(2,051,486)	(2,051,486)
Balance, October 31, 2013	170,838,526	$17,084	$21,540,797	79,397,574	$9,042,606	$(15,402,401)	$15,198,086

(1) Adjusted to reflect the forward stock split of 32-for-1 effective March 1, 2011.

The accompanying notes are an integral part of these condensed consolidated financial statements

OncoSec Medical Incorporated

(A Development Stage Company)

Condensed Consolidated Statements of Cash Flows (unaudited)

	Three Months Ended October 31, 2013	Three Months Ended October 31, 2012	Period from Inception (February 8, 2008) to October 31, 2013
Operating activities
Net loss	$(2,051,486)	$(2,026,925)	$(15,402,401)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	190,453	183,484	1,895,599
Write-down of supplies inventory	—	—	38,000
Write-down of web development costs	—	—	9,000
Fair value of derivative liabilities in excess of proceeds	—	—	808,590
Loss on extinguishment of debt	—	—	761,492
Gain on adjustment to fair value of derivative liabilities	—	—	(3,150,986)
Non-cash interest expense	12,293	27,449	362,075
Share-based compensation	70,410	179,631	855,316
Common stock issued for services	50,000	—	449,833
Changes in operating assets and liabilities:
(Increase) decrease in prepaid expenses and other current assets	(542,096)	118,468	(612,415)
(Increase) decrease in other long-term assets	(5,708)	—	(44,921)
(Decrease) increase in accounts payable and accrued liabilities	220,311	358,304	799,396
(Decrease) Increase in accrued other	824	(57,497)	63,027
Net cash used in operating activities	(2,054,999)	(1,217,086)	(13,168,395)
Investing activities
Purchases of property and equipment	(11,454)	—	(250,801)
Investment in intangible assets	—	—	(250,000)
Net cash used in investing activities	(11,454)	—	(500,801)
Financing activities
Proceeds from issuance of common stock and warrants	11,948,000	—	31,037,000
Payment of financing and offering costs	(836,360)	—	(1,882,860)
Payment of amounts due under acquisition obligation	—	(500,000)	(1,750,000)
Proceeds from exercise of warrants and stock options	1,178,398	106,050	1,458,816
Proceeds from amounts due to stockholder	—	—	153,867
Repayment of amounts due to stockholder	—	—	(153,867)
Net cash provided by (used in) financing activities	12,290,038	(393,950)	28,862,956
Net increase (decrease) in cash	10,223,585	(1,611,036)	15,193,760
Cash and cash equivalents, at beginning of period	4,970,175	5,141,509	—
Cash and cash equivalents, at end of period	$15,193,760	$3,530,473	$15,193,760

Supplemental disclosure for cash flow information:
Cash paid during the period for:
Interest	$—	$—	$1,357
Income taxes	$1,600	$—	$5,200

Noncash investing and financing transaction:
Fair value of placement agent warrants issued in the public offering	$410,535	$—	$1,011,076
Acquisition obligation of asset purchase agreement	$—	$—	$2,750,000
Acquisition obligation discounts - imputed interest and fair value of warrants	$—	$—	$402,355

The accompanying notes are an integral part of these condensed consolidated financial statements

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Note 1—Nature of Operations and Basis of Presentation

OncoSec Medical Incorporated (the “Company”) was incorporated under the name of Netventory Solutions Inc., in the state of Nevada on February 8, 2008 to pursue the business of inventory management solutions.  On March 1, 2011, Netventory Solutions Inc. completed a merger with its subsidiary OncoSec Medical Incorporated and changed its name to OncoSec Medical Incorporated.  On March 24, 2011, the Company completed the acquisition of certain technology and related assets from Inovio Pharmaceuticals, Inc. (“Inovio”) pursuant to an Asset Purchase Agreement (the “Asset Purchase Agreement”) dated March 14, 2011.  The acquired technology and related assets relate to the use of drug-medical device combination products for the treatment of various cancers.  Since this acquisition, the Company has focused its efforts in the biomedical industry and abandoned its efforts in the online inventory services industry.  Prior to the acquisition of the assets from Inovio, the Company had been inactive since March 2010 and had no continuing operations other than those of a company seeking a business opportunity.  The Company has not produced any revenues from its newly acquired assets and is considered a development stage company.

The accompanying condensed consolidated financial statements include the accounts of OncoSec Medical Incorporated and its wholly-owned inactive subsidiary, OncoSec Medical Therapeutics Incorporated. All significant intercompany transactions and balances have been eliminated at consolidation. The accompanying unaudited condensed consolidated financial statements of the Company have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) for interim financial information and with instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. The condensed consolidated balance sheet as of October 31, 2013, condensed consolidated statements of operations for the three months ended October 31, 2013 and 2012, condensed consolidated statements of stockholders’ equity (deficit) for the period from inception (February 8, 2008) to October 31, 2013 and the condensed consolidated statements of cash flows for the three months ended October 31, 2013 and 2012, are unaudited, but include all adjustments (consisting of normal recurring adjustments) that the Company considers necessary for a fair presentation of the financial position, results of operations and cash flows for the periods presented. The results of operations for the three months ended October 31, 2013 shown herein are not necessarily indicative of the results that may be expected for the year ending July 31, 2014, or for any other period. These financial statements, and notes thereto, should be read in conjunction with the audited consolidated financial statements for the year ended July 31, 2013, included in the Company’s Form 10-K filed with the U.S. Securities and Exchange Commission (“SEC”) on September 27, 2013. The consolidated balance sheet at July 31, 2013 has been derived from the audited financial statements at that date, but does not include all of the information and footnotes required by U.S. GAAP for complete financial statements.

Note 2—Cash and Cash Equivalents and Liquidity

The Company considers all liquid investments with maturities of ninety days or less when purchased to be cash equivalents.  As of October 31, 2013 and July 31, 2013, cash and cash equivalents were comprised of cash in checking accounts.

The Company’s activities to date have been supported by equity and debt financing.  It has sustained losses in previous reporting periods with an inception to date loss of $15,402,401 as of October 31, 2013.

As of October 31, 2013, the Company had cash and cash equivalents of approximately $15.2 million. The Company believes its cash resources are sufficient to meet its anticipated needs during the next twelve months. The Company will require additional financing to fund its planned operations, including research and development and clinical trials and commercialization of its product candidates. In addition, the Company will require additional financing in order to seek to license or acquire new assets, research and develop any potential patents and the related compounds, and obtain any further intellectual property that the Company may seek to acquire. Additional financing may not be available to the Company when needed or, if available, it may not be obtained on commercially reasonable terms. If the Company is not able to obtain the necessary additional financing on a timely basis, the Company will be forced to delay or scale down some or all of its development activities or perhaps even cease the operation of its business.  Historically, the Company has funded its operations primarily through equity financings and it expects that it will continue to fund its operations through equity and debt financing.  If the Company secures additional financing by issuing equity securities, its existing stockholders’ ownership will be diluted.  Obtaining commercial loans, assuming those loans would be available, will increase the Company’s liabilities and future cash commitments.  The Company also expects to pursue non-dilutive financing sources.  However, obtaining such financing would require significant efforts by the Company’s management team, and such financing may not be available, and if available, could take a long period of time to obtain.

Note 3—Intangible Asset Acquisition and Cross License Agreement

On March 14, 2011, the Company entered into the Asset Purchase Agreement with Inovio, whereby the Company agreed to purchase certain assets of Inovio related to certain non-DNA vaccine and selective electrochemical tumor ablation (“SECTA”) technology (which we now refer to as the OncoSec Medical System, or OMS), including, among other things: (a) certain patents, including patent applications, and trademarks related to the SECTA technology; (b) certain equipment, machinery, inventory and other tangible assets related to the technology; (c) certain engineering and quality documentation related to the technology; and (d) the assignment of certain contracts related to the technology.  In return, the Company agreed to pay Inovio $3,000,000 in scheduled payments and a royalty on commercial product sales related to the SECTA technology.  The transaction closed on March 24, 2011. The Asset Purchase Agreement has been amended by the parties to modify the schedule of payments to Inovio (see Note 4).

In connection with the closing of the Asset Purchase Agreement, the Company entered into a cross-license agreement with Inovio.  Under the terms of the agreement, the Company granted Inovio a fully paid-up, exclusive, worldwide license to certain of the acquired SECTA technology patents in the field of use of electroporation. No consideration was received by the Company, nor will Inovio be liable for future royalty fees related to this arrangement.  Inovio also granted the Company a non-exclusive, worldwide license to certain non-SECTA technology patents held by it in consideration for the following: (a) a fee for any sublicense of the Inovio technology, not to exceed 10%; (b) a royalty on net sales of any business the Company develops with the Inovio technology, not to exceed 10%; and (c) payment to Inovio of any amount Inovio pays to one licensor of the Inovio technology that is a direct result of the license.  In addition, the Company agreed not to transfer this non-exclusive license apart from the assigned intellectual property.

The purchase price was allocated to the identified tangible and intangible assets acquired based on their relative fair values, which were derived from their individual estimated fair values of $38,000 and $3,000,000, respectively.  Included in the estimated fair value of the intangible assets is the value associated with the engineering and quality documentation acquired, which was determined to have no stand-alone value apart from the patents.  The relative fair value of the intangible assets of $2,962,000 was reduced by a discount of approximately $174,000 recorded for the acquisition obligation. The relative fair value of the tangible assets of $38,000 was expensed to research and development as of the acquisition date.

Patents are stated net of accumulated amortization of approximately $1,800,000 and $1,626,000 as of October 31, 2013 and July 31, 2013, respectively. The patents are amortized on a straight-line basis over the estimated remaining useful lives of the assets, determined as four years from the date of acquisition.  Amortization expense for the three months ended October 31, 2013 and 2012 was approximately $174,000 and $174,000, respectively.

Note 4—Acquisition Obligation

On March 24, 2011, the Company recorded an acquisition obligation for amounts due to Inovio in accordance with the Asset Purchase Agreement (see Note 3).  On September 28, 2011, the Company entered into a First Amendment to Asset Purchase Agreement (the “First Amendment”).  The First Amendment modified the payment of $750,000 due to Inovio by September 24, 2011, requiring the Company to make a payment of $100,000 to Inovio on September 30, 2011, with the remaining $650,000 to be paid to Inovio on or before March 31, 2012.  On March 24, 2012, the Company entered into a Second Amendment to Asset Purchase Agreement (the “Second Amendment”).  The Second Amendment further modified the payment terms for the $1,150,000 scheduled payments due to Inovio in March 2012 by requiring the Company to make a payment of $150,000 on March 31, 2012, with the remaining $1,000,000 to be paid to Inovio on December 31, 2013.  In consideration for the First Amendment, the Company issued to Inovio a warrant to purchase 1,000,000 shares of common stock.  In consideration for the Second Amendment, the Company issued to Inovio a warrant to purchase 3,000,000 shares of common stock.

The scheduled payments for the $3,000,000 obligation under this arrangement, as amended, are as follows:

•                  $   250,000 - Upon the closing of the Asset Purchase Agreement

•                  $   100,000 - September 30, 2011

•                  $   150,000 - March 31, 2012

•                  $   500,000 - September 24, 2012

•                  $ 1,000,000 - March 31, 2013

•                  $ 1,000,000 - December 31, 2013

As of October 31, 2013, the Company’s only remaining obligation under this arrangement is the $1,000,000 payment scheduled for December 31, 2013.

Note 5—Public Offering

September 2013 Public Offering

On September 18, 2013, the Company closed a registered public offering of an aggregate of 47,792,000 shares of the Company’s common stock and warrants to purchase an aggregate of 23,896,000 shares of common stock for gross proceeds to the Company of approximately $11.95 million (the “September 2013 Public Offering”).  On September 16, 2013, the Company entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”) for the issuance and sale by the Company of the common stock and warrants in the September 2013 Public Offering.  After deducting for fees and expenses, the aggregate net proceeds from the sale of the common stock and the warrants in the September 2013 Public Offering were approximately $11.1 million.

Pursuant to the terms of the Securities Purchase Agreement, at the closing each purchaser was issued a warrant to purchase up to a number of shares of the Company’s common stock equal to 50% of the shares issued to such purchaser in the offering.  The warrants have an exercise price of $0.35 per share, are exercisable immediately upon issuance and have a term of exercise equal to four years from the date of issuance of the warrants, or September 18, 2017.

Pursuant to a Placement Agent Agreement, dated August 16, 2013, by and between the Company and H.C. Wainwright & Co., LLC (“H.C. Wainwright”), H.C. Wainwright agreed to act as the Company’s placement agent in connection with the offering.  Pursuant to the Placement Agent Agreement, the Company agreed to pay an aggregate cash fee for placement agent and financial advisory services equal to 6% of the gross proceeds of the offering (the “Placement Agent Fee”), as well as a non-accountable expense allowance equal to 1% of the gross proceeds of the offering. In addition, the Company agreed to issue warrants to purchase an aggregate of up to 5% of the aggregate number of shares of Common Stock sold in the offering, or 2,389,600, to the placement agent or its designees (the “Placement Agent Warrants”). As permitted under the Placement Agent Agreement, the Company elected to pay 20% of each of the Placement Agent Fee and the 5% Placement Agent Warrants directly to Maxim Group LLC (“Maxim”), who acted as financial advisor in the offering. As a result, the Company issued Placement Agent Warrants to purchase 1,911,680 shares and 477,920 shares to Wainwright and Maxim, respectively, or their designees..  The Placement Agent Warrants have substantially the same terms as the warrants issued to the purchasers in the offering, except that such warrants have an exercise price of $0.3125 and shall expire on September 18, 2018.  The fair value of the Placement Agent Warrants was $410,535 (based on the Black-Scholes Option Pricing Model assuming no dividend yield, volatility of 94.57%, and a risk-free interest rate of 1.43%), and was recorded as an offering cost.  The Placement Agent Warrants and the shares of the Company’s common stock underlying the Placement Agent Warrants have not been registered under the Securities Act.

The fair value of the warrants issued in connection with the September 2013 Public Offering to the purchasers, based on their fair value relative to the common stock issued, was $2,461,008 (based on the Black-Scholes Option Pricing Model assuming no dividend yield, volatility of 83.62%, and a risk-free interest rate of 1.43%).  The Company completed an evaluation of all of the warrants issued in connection with this offering and determined the warrants should be classified as equity within the condensed consolidated balance sheet.

Note 6— Other Equity and Common Stock Transactions

In May 2013, the Board of Directors authorized the issuance of 500,000 fully vested shares of the Company’s common stock to a consultant in exchange for advisory services.  As of the grant date, the Company recorded a payable in the amount of $150,000 for the issuance of these shares of stock, based on the closing price of the Company’s common stock as of the date of grant.  The value related to these common shares is amortized over the service period of nine months.  The Company recorded $50,000 of consulting expense during the three months ended October 31, 2013, related to these shares.

At October 31, 2013, the Company had outstanding warrants to purchase 79,397,574 shares of common stock, with exercise prices ranging from $0.26 to $1.20, all of which were classified as equity instruments.  These warrants expire at various times between March 2016 and September 2018.

Note 7 — Stock-Based Compensation

The Company recognizes compensation expense for stock option awards on a straight-line basis over the applicable service period of the award.  The service period is generally the vesting period, with the exception of options granted subject to a consulting agreement, whereby the option vesting period and the service period are defined pursuant to the terms of the consulting agreement. Share-based compensation expense for awards granted during the three month periods ended October 31, 2013 and 2012, were based on the grant date fair value estimated using the Black-Scholes Option Pricing Model. The Company’s expected volatility is derived from the historical daily change in the market price of its common stock since it exited shell status, as well as the historical daily changes in the market price for the peer group as determined by the Company. The Company uses the simplified method to calculate the expected term of options issued to employees and directors.  The Company’s estimation of the expected term for stock options granted to parties other than employees or directors is the contractual term of the option award.  The risk-free interest rate used in the Black-Scholes calculation is based on the prevailing U.S. Treasury yield in effect at the time of grant, commensurate with the expected term. Stock-based compensation expense recognized in the Company’s condensed consolidated statements of operations is based on awards ultimately expected to vest, reduced for estimated forfeitures.  The Company has never paid any dividends on its common stock and does not anticipate paying dividends on its common stock in the foreseeable future.

During the three months ended October 31, 2013, the Company granted an option to purchase 500,000 shares of the Company’s common stock to a consultant under the 2011 Plan. The option issued to the consultant has a three year term, vests in accordance with the terms of the applicable consulting agreement, and has an exercise price of $0.26.

During the three months ended October 31, 2012, the Company granted options to purchase 155,000 shares of the Company’s common stock to employees under the 2011 Plan.  The options issued to employees have a ten-year term, vest over two to three years and have exercise prices ranging from $0.20 to $0.42. The Company also granted options to purchase 1,200,000 shares of the Company’s common stock to consultants under the 2011 Plan. The options issued to consultants have three year terms, vest in accordance with the term of the consulting agreement, and have an exercise price of $0.18.

The following assumptions were used to calculate the fair value of share-based compensation during the three months ended October 31, 2013 and 2012:

	October 31, 2013	October 31, 2012
Expected volatility	83.62%	79.25% - 97.85%
Risk-free interest rate	0.69%	0.36% - 1.92%
Expected forfeiture rate	0.00%	0.00%
Expected dividend yield	—	—
Expected term	3 years	3 - 10 years

Share-based compensation expense recorded in the Company’s condensed consolidated statements of operations for the three months ended October 31, 2013 and 2012 resulting from share-based compensation awarded to the Company’s employees, directors and consultants was approximately $70,000 and $180,000, respectively.  Of this balance, $8,000 and $20,000 was recorded to research and development, and $62,000 and $160,000, was recorded in general and administrative in the Company’s condensed consolidated statements of operations for the periods ended October 31, 2013 and 2012, respectively.

The weighted-average grant date fair value of stock options granted during the three months ended October 31, 2013 and 2012 were $0.14 and $0.16, respectively.

Note 8—Commitments and Contingencies

In the ordinary course of business, the Company may become a party to lawsuits involving various matters. The Company is unaware of any such lawsuits presently pending against it which individually or in the aggregate, are deemed to be material to the Company’s financial condition or results of operations.

Note 9—Related Party Transactions

The Company’s Chairman of the Board of Directors is also a director and the Chairman (formerly Executive Chairman) of Inovio.  The Company’s Chairman abstained from all discussions and voting related to negotiations of the Asset Purchase Agreement disclosed in Note 3 and the amendments (and related warrants) disclosed in Note 4, while performing his duties as Executive Chairman of Inovio.

ITEM 2.  MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Cautionary Statement

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our Unaudited Consolidated Financial Statements and the related notes thereto contained in Part I, Item 1 of this Report. The information contained in this Quarterly Report on Form 10-Q is not a complete description of our business or the risks associated with an investment in our common stock. We urge you to carefully review and consider the various disclosures made by us in this Report and in our other reports filed with the Securities and Exchange Commission, or SEC, including our Annual Report on Form 10-K for the fiscal year ended July 31, 2013, our subsequent quarterly reports on Form 10-Q and our subsequent reports on Form 8-K, which discuss our business in greater detail.

This quarterly report on Form 10-Q contains forward-looking statements that involve risks, uncertainties and assumptions. If such risks or uncertainties materialize or such assumptions prove incorrect, our results could differ materially from those expressed or implied by such forward-looking statements and assumptions. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential” or “continue” or the negative of these terms or other comparable terminology. All statements made in this Form 10-Q other than statements of historical fact are statements that could be deemed forward-looking statements. These statements are only predictions and involve known and unknown risks, uncertainties and other factors, including the risks in the section entitled “Risk Factors” in Part II, Item IA of this Quarterly Report on Form 10-Q, and similar discussions in our other SEC filings.  Risks that could cause actual results to differ from those contained in the forward-looking statements include but are not limited to risks related to: our ability to continue as a going concern; our need to raise additional capital and our ability to obtain financing; uncertainties inherent in pre-clinical studies and clinical trials and our ability to commercialize our products; our expected reliance on third parties; general economic and business conditions; our limited operating history; our ability to recruit and retain qualified personnel; competition we face within our industry; our ability to manage future growth; our ability to develop our planned products; our ability to protect our intellectual property; and various risks related to our common stock.  These forward-looking statements speak only as of the date of this Form 10-Q, except as required by applicable law, we do not intend to update any of these forward-looking statements.

As used in this quarterly report on Form 10-Q and unless otherwise indicated, the terms “the Company”, “we”, “us” and “our” refer to OncoSec Medical Incorporated.

Company Overview

We were incorporated under the laws of the State of Nevada on February 8, 2008 under the name Netventory Solutions Inc. to pursue the business of inventory management solutions.  Effective March 1, 2011, we consummated a 32 for one forward stock split of our common stock and completed a merger with our subsidiary, OncoSec Medical Incorporated, a Nevada corporation which was incorporated solely to change our name to “OncoSec Medical Incorporated”.

Asset Purchase Agreement

We have acquired certain assets pursuant to our Asset Purchase Agreement with Inovio Pharmaceuticals, Inc. (“Inovio”), dated March 14, 2011 (as amended, the “Asset Purchase Agreement”).  The acquired assets relate to certain non-DNA vaccine technology and intellectual property relating to selective tumor ablation technologies, which we now refer to as the OncoSec Medical System (“OMS”), a therapy which uses an electroporation device to facilitate delivery of chemotherapy agents, or nucleic acids encoding cytokines, into tumors and/or surrounding tissue for the treatment and diagnosis of various cancers.  The acquired assets included various assets related to the OMS technology.

We did not assume any liabilities of Inovio except liabilities under the assigned contracts and assigned intellectual property arising after the closing date of the Asset Purchase Agreement. We agreed to pay Inovio $3,000,000 in scheduled payments beginning on the closing date as well as certain royalties in the event we commercialize our OMS technology.  We have entered into amendments to the Asset Purchase Agreement with Inovio in September 2011 (the “First Amendment”) and in March 2012 (the “Second Amendment”) to modify the terms of our payment obligations (among other modifications).  We recently made a payment of $1 million to Inovio in May 2013 and we are required to make a final payment to Inovio of $1 million on December 31, 2013. In consideration for the First Amendment, we issued to Inovio a warrant to purchase 1,000,000 shares of common stock with an exercise price of $1.20 per share.  In consideration for the Second Amendment, we issued to Inovio a warrant to purchase 3,000,000 shares of our common stock with an exercise price of $1.00 per share.  Each of the warrants is subject to a five year term.  Each of the warrants also contains a mandatory exercise provision allowing us to request the exercise of the warrant in whole provided that our daily market price (as defined in the warrant) is equal to or greater than $2.40 for twenty consecutive trading days.  We completed an evaluation of the warrants issued to Inovio and determined the warrants should be classified as equity within our consolidated balance sheet.

We are also party to a cross-license agreement with Inovio, which we entered into concurrently with the closing of our asset acquisition.  This agreement provides for the exclusive license to Inovio of rights related to certain OMS technology patents in the field of gene or nucleic acids, outside of those encoding cytokines, delivered by electroporation and for the non-exclusive cross-license by Inovio to us of rights related to certain non-OMS technology patents in the OMS field in exchange for specified sublicensing and other licensing fees and royalties.

We are focused on designing, developing and commercializing innovative and proprietary medical approaches for the treatment of solid tumors where currently approved therapies are inadequate based on their therapeutic benefit or side-effect profile.  Our therapies are based on the use of electroporation to deliver active therapeutic agents to treat solid tumors. Our goal is to improve the lives of people suffering from the life-altering effects of cancer through the development of our novel treatment approaches.  We have initiated three Phase II clinical trials for the use of our therapies to treat metastatic melanoma, Merkel cell carcinoma and cutaneous T-cell lymphoma.

University of South Florida License

On August 24, 2012, we secured an exclusive license for specific patented technology from the University of South Florida Research Foundation relating to the delivery of gene-based therapeutics via intratumoral and intramuscular electroporation. This patent directly supports our clinical development focus in solid tumor applications and specifically in metastatic melanoma, Merkel cell carcinoma and cutaneous T-cell lymphoma using our ImmunoPulse therapy, and extends patent protection for the ImmunoPulse technology to the year 2024.

Old Dominion University Sponsored Research Agreement

On June 4, 2013, we entered into a sponsored research agreement with Old Dominion University and The Frank Reidy Research Center for Bioelectrics (the “ODU SRA”). The intent of the ODU SRA was to pursue some or all of the following goals in furtherance of our operational milestones: (i) to initiate and collaborate on nonclinical research focused on developing new technology related to electroporation and delivery of different agents into solid tumors by electroporation, (ii) to pursue exploratory research to support the development of ImmunoPulse for its melanoma program and other solid tumor malignancies in response to new advances being made in the melanoma field and (iii) to support additional research and development on our electroporation parameters for certain targets. Our initial work order under the ODU SRA was submitted concurrently with our execution of the ODU SRA and we have submitted subsequent work orders for additional research under the ODU SRA since its execution, including during the three months ended October 31, 2013.

Facility Lease

On May 31, 2013, we entered into a thirty-eight month lease agreement for office space to serve as our corporate headquarters.  Our lease commenced on July 1, 2013 and is subject to an initial base monthly rent of approximately $8,000.  The lease calls for annual increases to the base rent of three percent.

Recent Equity Financings

September 2013 Public Offering

On September 18, 2013, we closed a registered public offering and issued an aggregate of 47,792,000 shares of our common stock and warrants to purchase an aggregate of 23,896,000 shares of common stock for gross proceeds of approximately $11.95 million (the “September 2013 Public Offering”). The warrants have an exercise price of $0.35 per share, are exercisable immediately upon issuance and have a term of exercise equal to four years from the date of issuance of the warrants. After deducting for fees and expenses, the aggregate net proceeds to us from the sale of the common stock and the warrants in the September 2013 Public Offering were approximately $11.1 million.

In connection with the offering, we paid placement agent fees consisting of (i) a cash fee equal to 6% of the gross proceeds of the offering, as well as a non-accountable expense allowance equal to 1% of the gross proceeds and (ii) warrants to purchase up to an aggregate of 5% of the aggregate number of shares of common stock sold in the offering, or 2,389,600 shares of our common stock (the “September 2013 Placement Agent Warrants”).  The September 2013 Placement Agent Warrants have substantially the same terms as the warrants issued to the purchasers in the offering, except that such warrants have an exercise price of $0.3125 and expire on September 13, 2018.  We intend to use the net proceeds from the September 2013 Public Offering for general corporate purposes, including clinical trial expenses and research and development expenses.  As described above and elsewhere in this quarterly report, we are obligated to make a final payment of $1 million to Inovio on December 31, 2013.

December 2012 Public Offering

On December 17, 2012, we completed a registered public offering of an aggregate of 28,800,000 shares of our common stock and warrants to purchase an aggregate of 14,400,000 shares of common stock for gross proceeds of $7.2 million (the “December 2012 Public Offering”). After deducting for fees and expenses, the aggregate net proceeds to us from the sale of the common stock and the warrants in the December 2012 Public Offering were approximately $6.7 million.  In connection with the offering, we paid placement agent fees consisting of (i) a cash fee equal to 6% of the gross proceeds of the offering, as well as a non-accountable expense allowance equal to 1% of the gross proceeds and (ii) warrants to purchase up to an aggregate of 5% of the aggregate number of shares of common stock sold in the offering, or 1,440,000 shares of our common stock (the “December 2012 Placement Agent Warrants”).  The December 2012 Placement Agent Warrants have substantially the same terms as the warrants issued to the purchasers in the offering, except that such warrants have an exercise price of $0.3125 and expire on December 11, 2017.

March 2012 Public Offering

In March 2012, we completed a registered public offering of an aggregate of 31,000,000 shares of common stock and warrants to purchase an aggregate of 31,000,000 shares of common stock at an aggregate purchase price of $7.75 million (the “March 2012 Public Offering”).  After deducting for fees and expenses, the aggregate net proceeds to us from the March 2012 Public Offering were approximately $7.2 million.  The warrants issued in the offering have an exercise price of $0.35 per share, are exercisable immediately upon issuance and have a term of exercise equal to five years from the date of issuance of the warrants. In connection with the offering, we paid placement agent fees consisting of (i) a cash fee equal to 6% of the gross proceeds of the offering, as well as a non-accountable expense allowance equal to 1% of the gross proceeds of the offering and (ii) warrants to purchase up to an aggregate of 5% of the aggregate number of shares of common stock sold in the offering, or 1,550,000 shares of common stock (the “March 2012 Placement Agent Warrants”).  The March 2012 Placement Agent Warrants have substantially the same terms as the warrants issued to the purchasers in the offering, except that such warrants have an exercise price of $0.3125 and expire on March 23, 2017.

We completed an evaluation of all of the warrants issued in connection with the foregoing offerings and determined the warrants should be classified as equity within our consolidated balance sheets.

Critical Accounting Policies

Accounting for Long-Lived Assets / Intangible Assets

We assess the impairment of long-lived assets, consisting of property and equipment, and finite-lived intangible assets, whenever events or circumstances indicate that the carry value may not be recoverable.  Examples of such circumstances include: (1) loss of legal ownership or title to an asset; (2) significant changes in our strategic business objectives and utilization of the assets; and (3) the impact of significant negative industry or economic trends.

Recoverability of assets to be held and used in operations is measured by a comparison of the carrying amount of an asset to the future net cash flows expected to be generated by the assets.  The factors used to evaluate the future net cash flows, while reasonable, require a high degree of judgment and the results could vary if the actual results are materially different than the forecasts.  In addition, we base useful lives and amortization or depreciation expense on our subjective estimate of the period that the assets will generate revenue or otherwise be used by us.  If such assets are considered impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.  Assets to be disposed of are reported at the lower of the carrying amount or fair value less selling costs.

We also periodically review the lives assigned to our intangible assets to ensure that our initial estimates do not exceed any revised estimated periods from which we expect to realize cash flows from the technologies.  If a change were to occur in any of the above-mentioned factors or estimates, the likelihood of a material change in our reported results would increase.

Share-Based Compensation

We grant equity-based awards under our share-based compensation plan. We estimate the fair value of share-based payment awards using the Black-Scholes option valuation model. This fair value is then amortized over the requisite service periods of the awards. The Black-Scholes option valuation model requires the input of subjective assumptions, including price volatility of the underlying stock, risk-free interest rate, dividend yield, and expected life of the option. Share-based compensation expense is based on awards ultimately expected to vest, and therefore is reduced by expected forfeitures. Changes in assumptions used under the Black-Scholes option valuation model could materially affect our net loss and net loss per share.

Results of Operations for the Three Months Ended October 31, 2013 Compared to the Three Months Ended October 31, 2012

The unaudited consolidated financial data for the three months ended October 31, 2013 and October 31, 2012 is presented in the following table and the results of these two periods are included in the discussion thereafter.

	October 31, 2013 ($)	October 31, 2012 ($)	Increase/ (Decrease) ($)	Increase/ (Decrease) %
Revenue	—	—	—	—
Operating expenses
Research and development	773,958	1,180,974	(407,016)	(34)
General and administrative	1,214,535	816,502	398,033	49
Loss from operations	(1,988,493)	(1,997,476)	(8,983)	—
Other income (expense)
Interest expense — non-cash	(12,293)	(27,449)	(15,156)	(55)
Net income (loss) before income taxes	(2,000,786)	(2,024,925)	(24,139)	(1)
Income tax provision	50,700	2,000	48,700	**
Net income (loss)	(2,051,486)	(2,026,925)	24,561	1

** Percentage increase/(decrease) is greater than 100%.

Operational Milestones and Research and Development Expenses

The $407,000 decrease in research and development expenses for the three month period ended October 31, 2013 as compared to the three month period ended October 31, 2012 was mainly the result of decreases in contract labor costs of $90,000 and a decrease in clinical trial related expenses of $349,000. The decrease in our clinical trial related expense was primarily related to plasmid manufacturing costs incurred during the period ended October 31, 2012 which did not recur during the quarter ended October 31, 2013. We expect research and development to account for a significant portion of our total expenses in the future, and to generally increase in future periods as we continue to focus on designing and developing our product candidates.

We expect to continue to use our current funds following our September 2013 offering for the advancement of our operational milestones. Our significant milestones currently include the expansion of our research and development efforts in furtherance of our ImmunoPulse clinical pipeline (our “Clinical Pipeline”) and of electroporation devices (“Device R&D”). Specifically, we intend to pursue the following key activities; (i) ongoing product development and execution of clinical trials supporting our Clinical Pipeline, (ii) research related to new product candidates entering into our Clinical Pipeline; and (iii) new Device R&D and support for clinical trials including improvements to existing devices.

Activities related to the above milestones, including aggregate material costs we estimate to incur in our fiscal year ending July 31, 2014 (“Fiscal 2014”) that are associated with our Clinical Pipeline, include research and clinical trial and related costs of approximately $4,700,000, which are inclusive of plasmid manufacturing costs of approximately $700,000. Material costs we estimate to incur in Fiscal 2014 associated with our Device R&D milestone include salary and related costs of approximately $700,000 and engineering and professional services of approximately $350,000. During the three month period ended October 31, 2013, we incurred approximately $432,000 in costs associated with our Clinical Pipeline and approximately $160,000 in costs associated with our Device R&D milestone.

General and Administrative

The $398,000 increase in general and administrative expenses for the three month period ended October 31, 2013, as compared to the three month period ended October 31, 2012, was primarily the result of increased salary and associated costs of $65,000, corporate communications and business development costs of $202,000, consisting primarily of investor relation and legal services related to our public offering, and increased legal expenses of $80,000.

Other Income (Expense)

The $15,000 decrease in other expense for the three month period ended October 31, 2013 as compared to the comparable period ended October 31, 2012 was due to the decrease in non-cash interest expense related to our payment obligations to Inovio pursuant to the Asset Purchase Agreement.

Liquidity and Capital Resources

Working Capital

Our working capital as of October 31, 2013 and October 31, 2012 is summarized as follows:

	At October 31, 2013 ($)	At July 31, 2013 ($)
Current assets	15,891,076	5,169,687
Current liabilities	1,854,032	1,770,604
Working capital	14,037,044	3,399,083

Current Assets

The increase in our current assets was primarily due to an increase in cash from $4,970,000 as of July 31, 2013, to $15,194,000 as of October 31, 2013, which is attributable to our receipt of approximately $11.1 million in proceeds received from our September 2013 Public Offering and approximately $1.2 million in proceeds received from the exercise of warrants, partially offset by cash used in operations during the period ended October 31, 2013.

Current Liabilities

Current liabilities at October 31, 2013 increased to $1,854,000 from $1,771,000 as of July 31, 2013. This increase was primarily due to an increase in accounts payable and accrued liabilities attributable to our operational activities.

Cash Flow

Cash Used in Operating Activities

Cash used in operating activities for the three month period ended October 31, 2013 was $2,055,000, as compared to $1,217,000 for the three month period ended October 31, 2012.  This increase was primarily related to the pre-payment of approximately $520,000 in clinical trial related costs, corporate communications expenses and other general and administrative fees.

Cash Used in Investing Activities

Cash used in investing activities for the three month period ended October 31, 2013 was $11,000, and consisted of our purchase of property and equipment during the period.  The Company did not have cash usage from investing activities during the three month period ended October 31, 2012.

Cash Flow Provided by Financing Activities

Cash provided by financing activities was $12,290,000 for the three months ended October 31, 2013, as compared to cash used of $394,000 for the comparable period ended October 31, 2012.  Our cash provided by financing activities for the three month period ended October 31, 2013 primarily consisted of the proceeds we received from the September 2013 Public Offering as well as cash received from warrant exercise activity during the period.

Equity Financings Since March 2011

In March 2011, we closed a private placement of 1,456,000 units at a purchase price of $0.75 per unit for gross proceeds of $1,092,000 (the “March 2011 Private Placement”). Each unit consisted of one share of our common stock and one share purchase warrant entitling the holder to acquire one share of our common stock at a price of $1.00 per share for a period of five years from the closing of the March 2011 Private Placement. The warrants were exercisable as of March 18, 2011 and any unexercised warrants will expire on March 18, 2016.  We completed an evaluation of the warrants issued with this private placement and determined the warrants should be classified as equity within our consolidated balance sheet.  We are not obligated to register any of the shares issued or issuable upon exercise of the warrants issued in the March 2011 Private Placement.

On June 24, 2011, we sold in a private placement an aggregate of 4,000,000 shares of our common stock and three series of warrants to purchase an aggregate of 12,000,000 shares of our common stock at a per unit purchase price of $0.75 per unit, for gross proceeds of $3.0 million (the “June 2011 Private Placement”).  We also issued warrants to purchase 240,000 shares of our common stock to the co-placement agents in the offering. After deducting for fees and expenses, the aggregate net cash proceeds from the June 2011 Private Placement were approximately $2.79 million.

Pursuant to the terms of the securities purchase agreement that we entered into with the purchasers in the June 2011 Private Placement, each purchaser was issued a Series A Warrant, a Series B Warrant and a Series C Warrant, each to purchase up to a number of shares of our common stock equal to 100% of the shares issued to such purchaser pursuant to the securities purchase agreement.  The Series A Warrants had an initial exercise price of $1.20 per share, are exercisable immediately upon issuance and have a term of five years.  On February 21, 2012, the Series B and Series C Warrants expired unexercised.  On March 28, 2012, the exercise price of the Series A Warrants reset to $0.50 upon the closing of the March 2012 Public Offering.

On March 28, 2012, in the March 2012 Public Offering, we sold an aggregate of 31,000,000 shares of our common stock plus warrants to purchase an aggregate of 31,000,000 shares of common stock for a purchase price of $0.25 per share, for gross proceeds of approximately $7.75 million. The warrants have an exercise price of $0.35 per share, are exercisable immediately upon issuance and have a term of exercise equal to five years from the date of issuance. We paid fees and expenses of $542,500 and issued warrants to purchase 1,550,000 shares of our common stock on terms substantially similar to the purchaser warrants to the placement agent and a financial advisor in the March 2012 Public Offering. After deducting for fees and expenses, our aggregate net proceeds from the offering were approximately $7.2 million.

On December 17, 2012, in the December 2012 Public Offering, we sold an aggregate of 28,800,000 shares of our common stock and warrants to purchase an aggregate of 14,400,000 shares of common stock for a purchase price of $0.25 per share, for gross proceeds of approximately $7.2 million.  The warrants have an exercise price of $0.26 per share, are exercisable immediately upon issuance and have a term of exercise equal to four years from the date of issuance. We paid fees and expenses of $504,000 and issued warrants to purchase 1,440,000 shares of our common stock on terms substantially similar to the purchaser warrants to the placement agent and our financial advisors in the December 2012 Public Offering.  After deducting for fees and expenses, the aggregate net proceeds from the offering were approximately $6.7 million.

On September 18, 2013, we closed the September 2013 Public Offering, in which we sold an aggregate of 47,792,000 shares of our common stock plus warrants to purchase an aggregate of 23,896,000 shares of common stock for a purchase price of $0.25 per share, for gross proceeds of approximately $11.95 million.  The warrants have an exercise price of $0.35 per share, are exercisable immediately upon issuance and have a term of exercise equal to four years from the date of issuance. We paid placement agent fees consisting of (i) $836,360 in cash fees and expenses and (ii) issued warrants to purchase 2,389,600 shares of our common stock on terms substantially similar to the purchaser warrants in the September 2013 Public Offering.  After deducting for fees and expenses, the aggregate net proceeds from the September 2013 Public Offering were approximately $11.1 million.

Cash Requirements

Our primary objectives for Fiscal 2014 are to develop and pursue the commercialization of our planned products and to identify additional products for acquisition and development. We continuously search for industry experts to expand our management team and better position our company. In addition, we expect to pursue raising sufficient capital to fund our operations and to acquire and develop additional assets and technology consistent with our business objectives.

We estimate our aggregate operating expenses and working capital requirements for Fiscal 2014 (inclusive of the three month period ended October 31, 2013)to be approximately as follows:

Expense	Amount
Product development	$5,254,000
Employee compensation	2,634,000
General and administration	1,762,000
Professional services fees	550,000
Total	$10,200,000

On September 18, 2013, we closed a public offering of our equity securities whereby we issued an aggregate of 47,792,000 shares of our common stock plus warrants to purchase an aggregate of 23,896,000 shares of our common stock, at a purchase price of $0.25 per share, which resulted in net proceeds to us of approximately $11.1 million, as more fully described elsewhere in this quarterly report. We expect our cash requirements for Fiscal 2014 to be approximately $10,200,000 (inclusive of our three month period ended October 31, 2013). As of October 31, 2013, we had cash and cash equivalents of approximately $15,194,000. During the three month period ended October 31, 2013, our cash outflow was approximately $2,200,000. We are required to make a final payment of $1,000,000 to Inovio on December 31, 2013. Our expected cash outflow for April 2014 is expected to be approximately $1,200,000, which includes an expected cash payment of approximately $300,000 related to the manufacturing of plasmid for use in our clinical trials. Based on our current operating costs and our operational goals, we expect our monthly cash outflows for the remaining months in Fiscal 2014 to range from approximately $700,000 to $850,000 per month. In general, our cash outflows for future periods may be lower as a result of the absence of certain non-recurring payments (such as our December 2013 payment to Inovio) and may increase as we expand our headcount and further our development activities. We expect our current funds to be sufficient to allow us to continue to operate our business for at least the next twelve months.

If the investors in the June 2011 Private Placement, the March 2012 Public Offering, the December 2012 Public Offering and the September 2013 Public Offering choose to exercise their remaining outstanding warrants in full on a cash basis, we would receive approximately $2 million, $10.7 million, $2.5 million and $8.4 million, respectively. However, the warrant holders may choose not to exercise their warrants or, alternatively, may choose to net exercise their warrants as provided in such warrants under certain limited circumstances. The exercise prices of the outstanding warrants issued in each such offering currently exceed the current market price of our common stock on the OTCQB Marketplace. As a result, we may never receive proceeds from the exercise of such warrants.

Since inception we have funded our operations primarily through equity financings and we expect to fund our operations through equity and debt financings in the future. If we obtain additional financing by issuing equity securities, our existing stockholders’ ownership will be diluted. Obtaining commercial loans, assuming those loans would be available, will increase our liabilities and future cash commitments. We may be unable to maintain operations at a level sufficient for investors to obtain a return on their investments in our common stock. Further, we may continue to be unprofitable.

Off-Balance Sheet Arrangements

We have no significant off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to stockholders.

ITEM 3.  QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Not Applicable.

ITEM 4.  CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission, or SEC, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and our Chief Financial Officer, to allow timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives.

As required by Rule 13a-15(b) under the Exchange Act, our management conducted an evaluation, under the supervision and with the participation of our Chief Executive Officer (being our principal executive officer) and our Chief Financial Officer (being our principal financial officer), of the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by this Quarterly Report. Based on the foregoing evaluation, our Chief Executive Officer and our Chief Financial Officer, in their capacities as our principal executive officer and our principal financial officer, concluded that as of the end of the period covered by this report our disclosure controls and procedures were effective.

Changes in Our Controls

There were no changes in our internal controls over financial reporting during our fiscal quarter ended October 31, 2013 that have materially affected, or are reasonably likely to materially affect our internal controls over financial reporting.

PART II—OTHER INFORMATION

ITEM 1.  LEGAL PROCEEDINGS

From time to time, we may become involved in various lawsuits and legal proceedings which arise in the ordinary course of business. The impact and outcome of litigation, if any, is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm our business. We are not currently a party to any proceedings the adverse outcome of which, individually or in the aggregate, would have a material adverse effect on our financial position or results of operations.

ITEM 1A.  RISK FACTORS

You should carefully consider the following information about risks and uncertainties that may affect us or our business, together with the other information appearing elsewhere in this Quarterly Report on Form 10-Q. If any of the following events, described as risks, actually occur, either alone or taken together, our business, financial condition, results of operations and future growth prospects would likely be materially and adversely affected. In these circumstances, the market price of our common stock could decline, and you may lose all or part of your investment in our securities. An investment in our securities is speculative and involves a high degree of risk. You should not invest in our securities if you cannot bear the economic risk of your investment for an indefinite period of time and cannot afford to lose your entire investment. There may be additional risks that we do not presently know of or that we currently believe are immaterial which could also impair our business and financial position.

We will need to raise additional capital in future periods to continue operating our business, and such additional funds may not be available on acceptable terms or at all.

We do not generate, and may never generate, any cash from operations and must raise additional funds in order to continue operating our business.  We estimate our aggregate cash requirements for our fiscal year ending July 31, 2014 (“Fiscal 2014”) to be approximately $10.2 million, which is inclusive of our $2.2 million in cash outflow during the three month period ended October 31, 2013 and of our $1 million payment to be made in December 2013 to Inovio under the Asset Purchase Agreement.  As of October 31, 2013, we had cash and cash equivalents of approximately $15.2 million.

We have a history of raising funds through offerings of our common stock, and we may in the future raise additional funds through public or private equity offerings, debt financings or corporate collaborations and licensing arrangements.  We expect to continue to fund our operations primarily through equity and debt financings in the future. If additional capital is not available, we may not be able to continue to operate our business pursuant to our business plan or we may have to discontinue our operations entirely. We will require additional financing to fund our planned operations, including developing and commercializing our intellectual property, seeking to license or acquire new assets, researching and developing any potential patents, related compounds and other intellectual property, funding potential acquisitions, and supporting clinical trials and seeking regulatory approval relating to our assets and any assets we may acquire in the future. Additional financing may not be available to us when needed or, if available, may not be available on commercially reasonable terms. If we issue equity or convertible debt securities to raise additional funds, our existing stockholders may experience substantial dilution, and the new equity or debt securities may have rights, preferences and privileges senior to those of our existing stockholders. If we incur additional debt, it may increase our leverage relative to our earnings or to our equity capitalization, requiring us to pay additional interest expenses. Obtaining commercial loans, assuming those loans would be available, would increase our liabilities and future cash commitments.

We may not be able to obtain additional financing if the volatile conditions in the capital and financial markets, and more particularly the market for early development stage biomedical company stocks, persist.  Weak economic and capital markets conditions could result in increased difficulties in raising capital for our operations. We may not be able to raise money through the sale of our equity securities or through borrowing funds on terms we find acceptable. If we cannot raise the funds that we need, we will be unable to continue our operations, and our stockholders could lose their entire investment in our company.

We have never generated revenue from our operations.

We have not generated any revenue from operations since our inception. During the fiscal quarter ended October 31, 2013, we incurred a net loss of approximately $2.1 million. From inception through October 31, 2013, we incurred an aggregate loss of approximately $15.4 million. We expect that our operating expenses will continue to increase as we continue to pursue FDA approval for our product candidates.

We are an early-stage company with a limited operating history, which may hinder our ability to successfully meet our objectives.

We are an early-stage company with only a limited operating history upon which to base an evaluation of our current business and future prospects and how we will respond to competitive, financial or technological challenges. Only recently have we explored opportunities in the biomedical industry.  As a result, the revenue and income potential of our business is unproven. In addition, because of our limited operating history, we have limited insight into trends that may emerge and affect our business. Errors may be made in predicting and reacting to relevant business trends and we will be subject to the risks, uncertainties and difficulties frequently encountered by early-stage companies in evolving markets. We may not be able to successfully address any or all of these risks and uncertainties. Failure to adequately do so could cause our business, results of operations and financial condition to suffer or fail.

We have not commercialized any of our potential product candidates and we cannot predict if or when we will become profitable.

We have not commercialized any product candidate relating to our current assets in the biomedical industry. Our ability to generate revenues from any of our product candidates will depend on a number of factors, including our ability to successfully complete clinical trials, obtain necessary regulatory approvals and negotiate arrangements with third parties to help finance the development of, and market and distribute, any product candidate that receives regulatory approval. In addition, we will be subject to the risk that the marketplace will not accept our products.

Because of the numerous risks and uncertainties associated with our product development and commercialization efforts, we are unable to predict the extent of our future losses or when or if we will become profitable, and it is possible we will never commercialize any of our product candidates or become profitable. Our failure to obtain regulatory approval and successfully commercialize any of our product candidates would have a material adverse effect on our business, results of operations, financial condition and prospects and could result in our inability to continue operations.

If we are unable to successfully recruit and retain qualified personnel, we may not be able to continue our operations.

In order to successfully implement and manage our business plan, we will depend upon, among other things, successfully recruiting and retaining qualified personnel having experience in the biomedical industry. Competition for qualified individuals is intense. If we are not able to find, attract and retain qualified personnel on acceptable terms, our business operations could suffer.

Additionally, although we have employment agreements with each of our executive officers, these agreements are terminable by them at will and we may not be able to retain their services. The loss of the services of any members of our senior management team could delay or prevent the development and commercialization of any other product candidates and our business could be harmed to the extent that we are not able to find suitable replacements.

Future growth could strain our resources, and if we are unable to manage our growth, we may not be able to successfully implement our business plan.

We hope to experience rapid growth in our operations, which will place a significant strain on our management, administrative, operational and financial infrastructure. Our future success will depend in part upon the ability of our executive officers to manage growth effectively. This will require that we hire and train additional personnel to manage our expanding operations. In addition, we must continue to improve our operational, financial and management controls and our reporting systems and procedures. If we fail to successfully manage our growth, we may be unable to execute upon our business plan.

We may be unable to successfully develop and commercialize the assets we have acquired, or acquire, or develop and commercialize new assets and product candidates.

Our future results of operations will depend to a significant extent upon our ability to successfully develop and commercialize in a timely manner the assets we acquired from Inovio related to certain non-DNA vaccine technology and intellectual property relating to selective electrochemical tumor ablation, which we refer to as the OncoSec Medical System (“OMS”). In addition, we may acquire new assets or product candidates in the future. There are numerous difficulties inherent in acquiring, developing and commercializing new products and product candidates, including difficulties related to:

•                  successfully identifying potential product candidates;

•                  developing potential product candidates;

•                  difficulties in conducting or completing clinical trials, including receiving incomplete, unconvincing or equivocal clinical trials data;

•                  obtaining requisite regulatory approvals for such products in a timely manner or at all;

•                  acquiring, developing, testing and manufacturing products in compliance with regulatory standards in a timely manner or at all;

•                  being subject to legal actions brought by our competitors, which may delay or prevent the development and commercialization of new products;

•                  delays or unanticipated costs; and

•                  significant and unpredictable changes in the payer landscape, coverage and reimbursement for any products we develop.

As a result of these and other difficulties, we may be unable to develop potential product candidates using our intellectual property, and potential products in development by us may not receive timely regulatory approvals, or approvals at all, necessary for marketing by us or our third-party partners. If we do not acquire or develop product candidates, any of our product candidates are not approved in a timely fashion or at all or, when acquired or developed and approved, cannot be successfully manufactured and commercialized, our operating results would be adversely affected. In addition, we may not recoup our investment in developing products, even if we are successful in commercializing those products.  Our business expenditures may not result in the successful acquisition, development or commercialization of products that will prove to be commercially successful or result in the long-term profitability of our business.

Certain of our intellectual property is licensed from Inovio pursuant to a non-exclusive license.

As we describe elsewhere in this Quarterly Report, we have acquired certain technology and related assets from Inovio pursuant to the Asset Purchase Agreement.  In connection with the closing of the Asset Purchase Agreement, we entered into a cross-license agreement with Inovio. Under the terms of the cross-license agreement, Inovio granted to us a non-exclusive, worldwide license to certain non-SECTA technology patents held by Inovio, and we granted to Inovio a limited, exclusive license to our acquired SECTA technology.  While we do not currently rely on the intellectual property we have licensed from Inovio pursuant to this non-exclusive license, our product candidates may in the future utilize this intellectual property.  Because the license is non-exclusive, Inovio may use its technology to compete with us.  In addition, there are no restrictions on Inovio’s ability to license their technology to others.  As a result Inovio could license to others, including our competitors, the intellectual property rights covered by their license to us, including any of our improvements to the licensed intellectual property.  In addition, either party may terminate the cross-license agreement with 30 days’ notice if they no longer utilize or sublicense the patent rights they have acquired pursuant to the cross-license.  If either party were to terminate the cross-license agreement, they would no longer have the right to use intellectual property that is subject to the cross license.

Regulatory authorities may not approve our product candidates or the approvals we secure may be too limited for us to earn sufficient revenues.

The FDA and other foreign regulatory agencies can delay approval of or refuse to approve our product candidates for a variety of reasons, including failure to meet safety and efficacy endpoints in our clinical trials. Our product candidates may not be approved even if they achieve their endpoints in clinical trials. Regulatory agencies, including the FDA, may disagree with our trial design and our interpretation of data from preclinical studies and clinical trials. Clinical trials of our product candidates may not demonstrate that they are safe and effective to the extent necessary to obtain regulatory approvals. We have initiated three Phase II clinical trials to assess our ImmunoPulse technology in patients with metastatic melanoma, Merkel cell carcinoma and cutaneous T-cell lymphoma. If we cannot adequately demonstrate through the clinical trial process that a therapeutic product we are developing is safe and effective, regulatory approval of that product would be delayed or prevented, which would impair our reputation, increase our costs and prevent us from earning revenues. Even if a product candidate is approved, it may be approved for fewer or more limited indications than requested or the approval may be subject to the performance of significant post-marketing studies. In addition, regulatory agencies may not approve the labeling claims that are necessary or desirable for the successful commercialization of our product candidates. Any limitation, condition or denial of approval would have an adverse affect on our business, reputation and results of operations.

Our acquisition of the OMS technology included an extensive clinical database from existing clinical trials utilizing the NeoPulse technology.  We must initiate or complete new pivotal clinical studies to support or expand upon our clinical database for our NeoPulse technology, either internally or in collaboration with a strategic partner, in order to commercialize the NeoPulse technology. We or any strategic partner that we engage may not be successful in initiating or completing any such new pivotal clinical studies.

Delays in the commencement or completion of clinical testing for product candidates based on our OMS technology could result in increased costs to us and delay or limit our ability to pursue regulatory approval or generate revenues.

Clinical trials are very expensive, time consuming and difficult to design and implement. Even if the results of our proposed clinical trials are favorable, clinical trials for product candidates based on our OMS technology will continue for several years and may take significantly longer than expected to complete. Delays in the commencement or completion of clinical testing could significantly affect our product development costs and business plan. We do not know whether our Phase II clinical trials will be completed on schedule, if at all. In addition, we do not know whether any other pre-clinical or clinical trials will begin on time or be completed on schedule, if at all. The commencement and completion of clinical trials can be delayed for a number of reasons, including delays related to:

•                  obtaining clearance from the FDA or respective international regulatory equivalent to commence a clinical trial;

•                  reaching agreement on acceptable terms with prospective clinical research organizations, or CROs, clinical investigators and trial sites;

•                  obtaining institutional review board, or IRB, approval to initiate and conduct a clinical trial at a prospective site;

•                  identifying, recruiting and training suitable clinical investigators;

•                  identifying, recruiting and enrolling subjects to participate in clinical trials for a variety of reasons, including competition from other clinical trial programs for similar indications; and

•                  retaining patients who have initiated a clinical trial but may be prone to withdraw due to side effects from the therapy, lack of efficacy, personal issues, or for any other reason they choose, or who are lost to further follow-up.

We believe that we have planned and designed an adequate clinical trial program for our product candidates based on our OMS technology.  However, the FDA could determine that it is not satisfied with our plan or the details of our pivotal clinical trial protocols and designs.

Additionally, changes in applicable regulatory requirements and guidance may occur and we may need to amend clinical trial protocols to reflect these changes. Amendments may require us to resubmit our clinical trial protocols to IRBs for reexamination, which may impact the costs, timing or successful completion of a clinical trial. If we experience delays in completion of, or if we terminate, any of our clinical trials, the commercial prospects for our product candidates may be harmed, which may have a material adverse effect on our business, results of operations, financial condition and prospects.

We must rely on third parties to conduct our clinical trials. If these third parties do not successfully carry out their duties or meet expected deadlines, we may not be able to obtain regulatory approval for or commercialize our product candidates and our business could be substantially harmed.

We expect to enter into agreements with third-party CROs to conduct our planned clinical trials and anticipate that we may enter into other such agreements in the future regarding any future product candidates. We currently rely on these parties for the execution of our clinical and pre-clinical studies, and control only certain aspects of their activities. We, and our CROs, are required to comply with the current FDA Code of Federal Regulations for Conducting Clinical Trials and GCP and ICH guidelines. The FDA enforces these GCP regulations through periodic inspections of trial sponsors, principal investigators, CRO trial sites, laboratories, and any entity having to do with the completion of the study protocol and processing of data. If we, or our CROs, fail to comply with applicable GCP regulations, the data generated in our clinical trials may be deemed unreliable and the FDA may require us to perform additional clinical trials before approving our marketing applications. Upon inspection, the FDA and similar foreign regulators may determine that our clinical trials are not compliant with GCP regulations. Our failure to comply with these regulations may require us to repeat clinical trials, which would delay the regulatory approval process.

If any of our relationships with third-party CROs terminate, we may not be able to enter into arrangements with alternative CROs on commercially reasonable terms, or at all. If CROs do not successfully carry out their contractual duties or obligations or meet expected deadlines, if they need to be replaced or if the quality or accuracy of the clinical data they obtain is compromised due to the failure to adhere to our clinical protocols or regulatory requirements or for other reasons, our clinical trials may be extended, delayed or terminated and we may not be able to obtain regulatory approval for or successfully commercialize our product candidates. As a result, our results of operations and the commercial prospects for our product candidates could be harmed, our costs could increase and our ability to generate additional revenues could be delayed.

We may participate in clinical trials conducted under an approved investigator sponsored investigational new drug (IND) application and correspondence and communication with the FDA pertaining to these trials will strictly be between the investigator and the FDA.

We have in the past, and may in the future, participate in clinical trials conducted under an approved investigator sponsored investigational new drug (IND) application. Regulations and guidelines imposed by the FDA with respect to IND applications include a requirement that the sponsor of a clinical trial provide ongoing communication with the agency as it pertains to safety of the treatment.  This communication can be relayed to the agency in the form of safety reports, annual reports or verbal communication at the request of the FDA. Accordingly, it is the responsibility of each investigator (as the sponsor of the trial) to be the point of contact with the FDA. The communication and information provided by the investigator may not be appropriate and accurate, and the investigator has the ultimate responsibility and final decision-making authority with respect to submissions to the FDA. This may result in reviews, audits, delays or clinical holds by the FDA ultimately affecting the timelines for these studies and potentially risking the completion of these trials.

We may incur liability if our promotions of product candidates are determined, or are perceived, to be inconsistent with regulatory guidelines.

The FDA provides guidelines with respect to appropriate product promotion and continuing medical and health education activities. Although we endeavor to follow these guidelines, the FDA or the Office of the Inspector General: U.S. Department of Health and Human Services may disagree, and we may be subject to significant liability, including civil and administrative remedies as well as criminal sanctions. In addition, management’s attention could be diverted and our reputation could be damaged.

If we and the contract manufacturers upon whom we rely fail to produce our systems and product candidates in the volumes that we require on a timely basis, or fail to comply with stringent regulations, we may face delays in the development and commercialization of our electroporation equipment and product candidates.

We currently assemble certain components of our electroporation systems and utilize the services of contract manufacturers to manufacture the remaining components of these systems and our product supplies for clinical trials. We expect to increase our reliance on third party manufacturers if and when we commercialize our products and systems. The manufacture of our systems and product supplies requires significant expertise and capital investment, including the development of advanced manufacturing techniques and process controls. Manufacturers often encounter difficulties in production, particularly in scaling up for commercial production. These problems include difficulties with production costs and yields, quality control, including stability of the equipment and product candidates and quality assurance testing, shortages of qualified personnel, as well as compliance with strictly enforced federal, state and foreign regulations. If we or our manufacturers were to encounter any of these difficulties or our manufacturers otherwise fail to comply with their obligations to us, our ability to provide our electroporation equipment to our partners and products to patients in our clinical trials or to commercially launch a product would be jeopardized. Any delay or interruption in the supply of clinical trial supplies could delay the completion of our clinical trials, increase the costs associated with maintaining our clinical trial program and, depending upon the period of delay, require us to commence new trials at significant additional expense or terminate the trials completely.

In addition, all manufacturers of our products must comply with cGMP requirements enforced by the FDA through its facilities inspection program. These requirements include, among other things, quality control, quality assurance and the generation and maintenance of records and documentation. Manufacturers of our products may be unable to comply with these cGMP requirements and with other FDA, state and foreign regulatory requirements. We have little control over our manufacturers’ compliance with these regulations and standards. A failure to comply with these requirements may result in fines and civil penalties, suspension of production, suspension or delay in product approval, product seizure or recall, or withdrawal of product approval. If the safety of any product is compromised due to our or our manufacturers’ failure to adhere to applicable laws or for other reasons, we may not be able to obtain regulatory approval for or successfully commercialize our products, and we may be held liable for any injuries sustained as a result. Any of these factors could cause a delay of clinical trials, regulatory submissions, approvals or commercialization of our products, entail higher costs or result in our being unable to effectively commercialize our products. Furthermore, if our manufacturers fail to deliver the required commercial quantities on a timely basis, pursuant to provided specifications and at commercially reasonable prices, we may be unable to meet demand for our products and would lose potential revenues.

If any product candidate for which we receive regulatory approval does not achieve broad market acceptance or coverage by third-party payors, our revenues may be limited.

The commercial success of any potential product candidates for which we obtain marketing approval from the FDA or other regulatory authorities will depend upon the acceptance of these products by physicians, patients, healthcare payors and the medical community. Coverage and reimbursement of our approved product by third-party payors is also necessary for commercial success. The degree of market acceptance of any potential product candidates for which we may receive regulatory approval will depend on a number of factors, including:

•                  our ability to provide acceptable evidence of safety and efficacy;

•                  acceptance by physicians and patients of the product as a safe and effective treatment;

•                  the prevalence and severity of adverse side effects;

•                  limitations or warnings contained in a product’s FDA-approved labeling;

•                  the clinical indications for which the product is approved;

•                  availability and perceived advantages of alternative treatments;

•                  any negative publicity related to our or our competitors’ products;

•                  the effectiveness of our or any current or future collaborators’ sales, marketing and distribution strategies;

•                  pricing and cost effectiveness;

•                  our ability to obtain sufficient third-party payor coverage or reimbursement; and

•                  the willingness of patients to pay out of pocket in the absence of third-party payor coverage.

Our efforts to educate the medical community and third-party payors on the benefits of any of our potential product candidates for which we obtain marketing approval from the FDA or other regulatory authorities may require significant resources and may never be successful. If our potential products do not achieve an adequate level of acceptance by physicians, third-party payors and patients, we may not generate sufficient revenue from these products to become or remain profitable.

We may not be successful in executing our strategy for the commercialization of our product candidates. If we are unable to successfully execute our commercialization strategy, we may not be able to generate significant revenue.

We intend to advance a commercialization strategy that leverages previous in-depth clinical experiences, previous CE (Conformité Européene) approvals for the electroporation-based devices and late stage clinical studies in the United States (Phase III) and Europe (Phase IV).  This strategy includes seeking approval from the FDA to initiate pivotal registration studies in the United States for select rare cancers that have limited, adverse or no therapeutic alternatives.  This strategy also includes expanding the addressable markets for the OMS therapies through the addition of relevant indications. Our commercialization plan also includes partnering and/or co-developing OMS in developing geographic locations, such as Eastern Europe and Asia, where local resources are best leveraged and appropriate collaborators can be secured.

We may not be able to implement our commercialization strategy as we have planned.  Further, we have little experience and have not proven our ability to succeed in the biomedical industry and are not certain that our implementation strategy, if implemented correctly, would lead to significant revenue.  If we are unable to successfully implement our commercialization plans and drive adoption by patients and physicians of our potential future products through our sales, marketing and commercialization efforts, then we will not be able to generate significant revenue which will have a material adverse effect on our business, results of operations, financial condition and prospects.

In order to market our proprietary products, we may choose to establish our own sales, marketing and distribution capabilities. We have no experience in these areas, and if we have problems establishing these capabilities, the commercialization of our products would be impaired.

We may choose to establish our own sales, marketing and distribution capabilities to market products to our target markets. We have no experience in these areas, and developing these capabilities will require significant expenditures on personnel and infrastructure. While we intend to market products that are aimed at a small patient population, we may not be able to create an effective sales force around even a niche market. In addition, some of our product candidates may require a large sales force to call on, educate and support physicians and patients. We may desire in the future to enter into collaborations with one or more pharmaceutical companies to sell, market and distribute such products, but we may not be able to enter into any such arrangement on acceptable terms, if at all. Any collaboration we do enter into may not be effective in generating meaningful product royalties or other revenues for us.

Our success depends in part on our ability to protect our intellectual property. Because of the difficulties of protecting our proprietary rights and technology, we may not be able to ensure their protection.

Our commercial success will depend in large part on obtaining and maintaining patent, trademark and trade secret protection of our product candidates and their respective components, formulations, manufacturing methods and methods of treatment, as well as successfully defending these patents against third-party challenges. Our ability to stop third parties from making, using, selling, offering to sell or importing our product candidates is dependent upon the extent to which we have rights under valid and enforceable patents or trade secrets that cover these activities.

The coverage claimed in a patent application typically is significantly reduced before a patent is issued, either in the United States or abroad. Consequently, any of our pending or future patent applications may not result in the issuance of patents and any patents issued may be subjected to further proceedings limiting their scope and may in any event not contain claims broad enough to provide meaningful protection. Any patents that are issued to us or our future collaborators may not provide significant proprietary protection or competitive advantage, and may be circumvented or invalidated. In addition, unpatented proprietary rights, including trade secrets and know-how, can be difficult to protect and may lose their value if they are independently developed by a third party or if their secrecy is lost. Further, because development and commercialization of our potential product candidates can be subject to substantial delays, our patents may expire and provide only a short period of protection, if any, following any future commercialization of products. Moreover, obtaining and maintaining patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by government patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements. If any of our patents are found to be invalid or unenforceable, or if we are otherwise unable to adequately protect our rights, it could have a material adverse impact on our business and our ability to commercialize or license our technology and products.

We may incur substantial costs as a result of litigation or other proceedings relating to protection of our patent and other intellectual property rights, and we may be unable to successfully protect our rights to our potential products and technology.

If we choose to go to court to stop a third party from using the inventions claimed by our patents, that third party may ask the court to rule that the patents are invalid and/or should not be enforced. These lawsuits are expensive and could consume time and other resources even if we were successful in stopping the infringing activity. In addition, the court could decide that our patents are not valid and that we do not have the right to stop others from using the inventions claimed by the patents.

Additionally, even if the validity of these patents is upheld, the court could refuse to stop a third party’s infringing activity on the ground that such activities do not infringe our patents. The U.S. Supreme Court has recently revised certain tests regarding granting patents and assessing the validity of patents to make it more difficult to obtain patents. As a consequence, issued patents may be found to contain invalid claims according to the newly revised standards. Some of our patents may be subject to challenge and subsequent invalidation or significant narrowing of claim scope in a reexamination proceeding, or during litigation, under the revised criteria.

Third parties may claim that we infringe their proprietary rights and may prevent us from manufacturing and selling some of our products.

The manufacture, use and sale of new products that are the subject of conflicting patent rights have been the subject of substantial litigation in the biomedical industry. These lawsuits relate to the validity and infringement of patents or proprietary rights of third parties. Litigation may be costly and time-consuming, and could divert the attention of our management and technical personnel. In addition, if we infringe on the rights of others, we could lose our right to develop, manufacture or market products or could be required to pay monetary damages or royalties to license proprietary rights from third parties. Although the parties to patent and intellectual property disputes in the biomedical industry have often settled their disputes through licensing or similar arrangements, the costs associated with these arrangements may be substantial and could include ongoing royalties. Furthermore, we cannot be certain that the necessary licenses would be available to us on commercially reasonable terms or at all. As a result, an adverse determination in a judicial or administrative proceeding or failure to obtain necessary licenses could prevent us from manufacturing and selling our products, and could have a material adverse effect on our business, results of operations, financial condition and cash flows.

Extensive industry regulation has had, and will continue to have, a significant impact on our business, especially our product development, manufacturing and distribution capabilities.

All biomedical companies are subject to extensive, complex, costly and evolving government regulation. For the U.S., these regulations are principally administered by the FDA and to a lesser extent by the United States Drug Enforcement Agency (the “DEA”) and state government agencies, as well as by various regulatory agencies in foreign countries where products or product candidates are being manufactured and/or marketed. The Federal Food, Drug and Cosmetic Act, the Controlled Substances Act and other federal statutes and regulations, and similar foreign statutes and regulations, govern or influence the testing, manufacturing, packing, labeling, storing, record keeping, safety, approval, advertising, promotion, sale and distribution of our products.  Under these regulations, we may become subject to periodic inspection of our facilities, procedures and operations and/or the testing of our product candidates and products by the FDA, the DEA and other authorities, which conduct periodic inspections to confirm that we are in compliance with all applicable regulations. In addition, the FDA and foreign regulatory agencies conduct pre-approval and post-approval reviews and plant inspections to determine whether our systems and processes are in compliance with cGMP and other regulations. Following such inspections, the FDA or other agency may issue observations, notices, citations and/or warning letters that could cause us to modify certain activities identified during the inspection. To the extent that we successfully commercialize any product, we may also be subject to ongoing FDA obligations and continued regulatory review with respect to manufacturing, processing, labeling, packaging, distribution, storage, advertising, promotion and recordkeeping for the product.  Additionally, we may be required to conduct potentially costly post-approval studies and report adverse events associated with our products to the FDA and other regulatory authorities. Unexpected or serious health or safety concerns would result in labeling changes, recalls, market withdrawals or other regulatory actions.

The range of possible sanctions includes, among others, FDA issuance of adverse publicity, product recalls or seizures, fines, total or partial suspension of production and/or distribution, suspension of the FDA’s review of product applications, enforcement actions, injunctions, and civil or criminal prosecution. Any such sanctions, if imposed, could have a material adverse effect on our business, operating results, financial condition and cash flows. Under certain circumstances, the FDA also has the authority to revoke previously granted drug approvals. Similar sanctions as detailed above may be available to the FDA under a consent decree, depending upon the actual terms of such decree. If internal compliance programs do not meet regulatory agency standards or if compliance is deemed deficient in any significant way, it could materially harm our business.

Moreover, the regulations, policies or guidance of the FDA or other regulatory agencies may change and new or additional statutes or government regulations may be enacted that could prevent or delay regulatory approval of our product candidates or further restrict or regulate post-approval activities. If we are not able to achieve and maintain regulatory compliance, we may not be permitted to market our potential product candidates, which would adversely affect our ability to generate revenue and achieve or maintain profitability.

We face potential product liability exposure and if successful claims are brought against us, we may incur substantial liability.

The clinical use of our product candidates exposes us to the risk of product liability claims. Any side effects, manufacturing defects, misuse or abuse associated with our product candidates could result in injury to a patient or even death. In addition, a liability claim may be brought against us even if our product candidates merely appear to have caused an injury. Product liability claims may be brought against us by consumers, healthcare providers, pharmaceutical companies or others coming into contact with our product candidates, among others.

Regardless of merit or potential outcome, product liability claims against us may result in, among other effects, the inability to commercialize our product candidates, impairment of our business reputation, withdrawal of clinical trial participants and distraction of management’s attention from our primary business. If we cannot successfully defend ourselves against product liability claims we could incur substantial liabilities.

The biomedical industry is highly competitive.

The biomedical industry has an intensely competitive environment that will require an ongoing, extensive search for technological innovations and the ability to market products effectively, including the ability to communicate the effectiveness, safety and value of products to healthcare professionals in private practice, group practices and payors in managed care organizations, group purchasing organizations and Medicare & Medicaid services. We face competition from a number of sources, including large pharmaceutical companies, biotechnology companies, academic institutions, government agencies and private and public research institutions. We are smaller than almost all of our competitors. Most of our competitors have been in business for a longer period of time than us, have a greater number of products on the market and have greater financial and other resources than we do. Furthermore, recent trends in this industry are that large drug companies are consolidating into a smaller number of very large entities, which further concentrates financial, technical and market strength and increases competitive pressure in the industry. If we directly compete with these very large entities for the same markets and/or products, their financial strength could prevent us from capturing a share of those markets. It is possible that developments by our competitors will make any products or technologies that we develop or acquire noncompetitive or obsolete.

If our competitors market and/or develop competing product candidates that are marketed more effectively, approved more quickly or demonstrated to be safer or more effective than our product candidates, then our commercial opportunities may be reduced or eliminated.

The biomedical industry is characterized by rapidly advancing technologies, intense competition and a strong emphasis on proprietary therapeutics. If we are able to obtain regulatory approval of our product candidates related to our OMS technology or any assets we may acquire in the future, we will face competition from products currently marketed by companies much larger than us that address our targeted indications.

In addition to already marketed products, we also face competition from product candidates that are or could be under development. We expect our product candidates, if approved and commercialized, to compete on the basis of, among other things, product efficacy and safety, time to market, price, patient reimbursement by third-party payors, extent of adverse side effects and convenience of treatment procedures. We may not be able to effectively compete in one or more of these areas. We also may not be able to differentiate any products that we are able to market from those of our competitors or successfully develop or introduce new products that are less costly or offer better results than those of our competitors.

Additionally, our competitors may obtain regulatory approval of their products more rapidly than we are able to or may obtain patent protection or other intellectual property rights that limit or block us from developing or commercializing our product candidates. Our competitors may also develop products that are more effective, more useful, better tolerated, subject to fewer or less severe side effects, more widely prescribed or accepted or less costly than ours and may also be more successful than us in manufacturing and marketing their products. If we are unable to compete effectively with the marketed therapeutics of our competitors or if such competitors are successful in developing products that compete with our potential product candidates that are approved, our business, results of operations, financial condition and prospects may be materially adversely affected.

If we fail to comply with federal and state healthcare laws, including fraud and abuse and health information privacy and security laws, we could face substantial penalties and our business, results of operations, financial condition and prospects could be adversely affected.

Even though we do not and will not control referrals of healthcare services or bill directly to third-party payors, certain federal and state healthcare laws and regulations pertaining to fraud and abuse and patients’ rights may be applicable to our business. We could be subject to healthcare fraud and abuse and patient privacy regulation by both the federal government and the states in which we conduct our business. To the extent that any product we make is sold in a foreign country, we also may be subject to foreign laws and regulations. If we or our operations are found to be in violation of any of these laws or any other governmental regulations that apply to us, we may be subject to penalties, including civil and criminal penalties, damages, fines, exclusion from participation in U.S. federal or state health care programs, and the curtailment or restructuring of our operations. Any penalties, damages, fines, curtailment or restructuring of our operations could materially adversely affect our ability to operate our business and our financial results. Further, any action against us for violation of these laws, even if we successfully defend against it, could cause us to incur significant legal expenses and divert our management’s attention from the operation of our business. Moreover, achieving and sustaining compliance with applicable federal and state privacy, security and fraud laws may prove costly.

We may engage in strategic transactions that could impact our liquidity, increase our expenses and present significant distractions to our management.

From time to time we may consider engaging in strategic transactions, such as acquisitions of companies, asset purchases and out-licensing or in-licensing of products, product candidates or technologies. Any such transaction may require us to incur non-recurring or other charges, may increase our near and long-term expenditures and may pose significant integration challenges or disrupt our management or business, which could adversely affect our operations and financial results. For example, these transactions may entail numerous operational and financial risks, including, among others, exposure to unknown liabilities, disruption of our business and diversion of our management’s time and attention in order to develop acquired products, product candidates or technologies, difficulty and cost in combining the operations and personnel of any acquired businesses with our operations and personnel, and inability to retain key employees of any acquired businesses. Accordingly, although we may not choose to undertake or may not be able to successfully complete any transactions of the nature described above, any transactions that we do complete could have a material adverse effect on our business, results of operations, financial condition and prospects.

Our business and operations would suffer in the event of system failures.

Despite the implementation of security measures, our internal computer systems and those of our current and any future partners, contractors and consultants are vulnerable to damage from cyber-attacks, computer viruses, unauthorized access, natural disasters, terrorism, war and telecommunication and electrical failures. System failures, accidents or security breaches could cause interruptions in our operations, and could result in a material disruption of our commercialization activities, development programs and our business operations, in addition to possibly requiring substantial expenditures of resources to remedy. The loss of clinical trial data from completed or future clinical trials could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. To the extent that any disruption or security breach were to result in a loss of, or damage to, our data or applications, or inappropriate disclosure of confidential or proprietary information, we could incur liability and the commercialization of any potential product candidate could be delayed.

If we fail to maintain an effective system of internal controls, we may not be able to accurately report our financial results. As a result, current and potential stockholders could lose confidence in our financial reporting, which would harm our business.

Effective internal controls are necessary for us to provide reliable financial reports. If we cannot provide reliable financial reports, our operating results could be misstated, our reputation may be harmed and the trading price of our stock could be negatively affected. Our controls over financial processes and reporting may not continue to be effective, or we may identify additional material weaknesses or significant deficiencies in our internal controls in the future. Any failure to remediate any future material weaknesses or implement required new or improved controls, or difficulties encountered in their implementation, could harm our operating results, cause us to fail to meet our reporting obligations or result in material misstatements in our financial statements or other public disclosures. Inferior internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our stock.

Maintaining compliance with our obligations as a public company may strain our resources and distract management, and if we do not remain compliant our stock price may be adversely affected.

We are required to evaluate our internal control systems in order to allow management to report on our internal controls as required by Section 404 of the Sarbanes-Oxley Act of 2002, and our management is required to attest to the adequacy of our internal controls. Recent SEC pronouncements suggest that in the next several years we may be required to report our financial results using new International Financial Reporting Standards, replacing GAAP, which would require us to make significant investments in training, hiring, consulting and information technology, among other investments. All of these and other reporting requirements and heightened corporate governance obligations that we face, or will face, will further increase the cost to us, perhaps substantially, of remaining compliant with our obligations under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and other applicable laws, including the Sarbanes-Oxley Act and the Dodd-Frank Act of 2010. In order to meet these incremental obligations, we will need to invest in our corporate and accounting infrastructure and systems, and acquire additional services from third party auditors and advisors. As a result of these requirements and investments, we may incur significant additional expenses and may suffer a significant diversion of management’s time. There is no guarantee that we will be able to continue to meet these obligations in a timely manner, and we could therefore be subject to sanctions or investigation by regulatory authorities such as the SEC. Any such actions could adversely affect the market price of our common stock, perhaps significantly.

Risks Related to our Common Stock

We have never paid dividends on our capital stock, and we do not anticipate paying any cash dividends in the foreseeable future.

The continued operation and expansion of our business will require substantial funding. Investors seeking cash dividends in the foreseeable future should not purchase our common stock. We have paid no cash dividends on any of our capital stock to date and we currently intend to retain our available cash to fund the development and growth of our business. Any determination to pay dividends in the future will be at the discretion of our Board of Directors and will depend upon results of operations, financial condition, contractual restrictions, restrictions imposed by applicable law and other factors our Board of Directors deems relevant. We do not anticipate paying any cash dividends on our common stock in the foreseeable future. Any return to stockholders will therefore be limited to the appreciation of their stock, which may never occur.

If we issue additional shares in the future, our existing stockholders will be diluted.

Our articles of incorporation authorize the issuance of up to 3,200,000,000 shares of common stock with a par value of $0.0001 per share. In addition to capital raising activities, other possible business and financial uses for our authorized common stock include, without limitation, future stock splits, acquiring other companies, businesses or products in exchange for shares of common stock, issuing shares of our common stock to partners in connection with strategic alliances, attracting and retaining employees by the issuance of additional securities under our various equity compensation plans, or other transactions and corporate purposes that our Board of Directors deems are in the Company’s best interest. Additionally, shares of common stock could be used for anti-takeover purposes or to delay or prevent changes in control or management of the Company. We cannot provide assurances that any issuances of common stock will be consummated on favorable terms or at all, that they will enhance stockholder value, or that they will not adversely affect our business or the trading price of our common stock.  The issuance of any such shares will reduce the book value per share and may contribute to a reduction in the market price of the outstanding shares of our common stock. If we issue any such additional shares, such issuance will reduce the proportionate ownership and voting power of all current stockholders. Further, such issuance may result in a change of control of our corporation.

Sales of common stock by our stockholders, or the perception that such sales may occur, could depress our stock price.

The market price of our common stock could decline as a result of sales by, or the perceived possibility of sales by, our existing stockholders.  Since March 2011, we have completed a number of offerings of our common stock and warrants and as of December 13, 2013, have issued an aggregate of 201,419,600 shares of our common stock, including common stock underlying warrants. Future sales of common stock by significant stockholders, including by those who acquired their shares in our prior offerings or who are affiliates, or the perception that such sales may occur, could depress the price of our common stock.

If outstanding options and warrants to purchase shares of our common stock are exercised, the interests of our stockholders could be diluted.

As of December 13, 2013, in addition to 170,838,526 shares of common stock issued and outstanding, we currently have 9,000,000 shares reserved for issuance under equity compensation plan for vested and unvested stock options. We also have 79,397,574 shares reserved for issuance on the exercise of outstanding warrants as of such date. We may elect to reduce the exercise price of outstanding warrants as a means of providing additional financing to us. The exercise of options and warrants, and the sale of shares underlying such options or warrants, could have an adverse effect on the market for our common stock, including the price that an investor could obtain for their shares. Investors may experience dilution in the net tangible book value of their investment upon the exercise of outstanding options and warrants granted under our stock option plans, and options and warrants that may be granted or issued in the future.

Trading of our stock is restricted by the SEC’s “penny stock” regulations and certain FINRA rules, which may limit a stockholder’s ability to buy and sell our common stock.

Our securities are covered by certain “penny stock” rules, which impose additional sales practice requirements on broker-dealers who sell low-priced securities to persons other than established customers and accredited investors. For transactions covered by these rules, a broker-dealer must make a special suitability determination for the purchaser and have received the purchaser’s written consent to the transaction prior to sale, among other things. In addition, the penny stock rules require a broker-dealer, before effecting a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document prepared by the SEC that provides information about penny stocks and the nature and level of risks in the penny stock market.  The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer’s account.  The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing before effecting the transaction, and must be given to the customer in writing before or with the customer’s confirmation.  These rules may affect the ability of broker-dealers and holders to sell our common stock and may negatively impact the level of trading activity for our common stock. To the extent our common stock remains subject to the penny stock regulations, such regulations may discourage investor interest in and adversely affect the market liquidity of our common stock.

The Financial Industry Regulatory Authority (known as “FINRA”) has adopted rules that require that in recommending an investment to a customer, a broker-dealer must have reasonable grounds for believing that the investment is suitable for that customer. Prior to recommending speculative low-priced securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer’s financial status, tax status, investment objectives and other information. Under interpretations of these rules, FINRA believes that there is a high probability that speculative low-priced securities will not be suitable for at least some customers. FINRA requirements make it more difficult for broker-dealers to recommend that their customers buy our common stock, which may limit stockholder’s ability to buy and sell our stock and have an adverse effect on the market for our shares.

Our common stock is illiquid and the price of our common stock may be negatively impacted by factors which are unrelated to our operations.

Our common stock only recently began quoting on the OTC Markets Group, Inc.’s OTCQB tier (“OTCQB”), and has a limited trading history on that market.  Trading of securities quoted on OTCQB is frequently highly volatile, with low trading volume. Since our common stock became available for trading on the OTCQB, we have experienced significant fluctuations in the stock price and trading volume of our common stock. There is no assurance that a sufficient market will develop in our stock, in which case it could be difficult for stockholders to sell their stock. The market price of our common stock could continue to fluctuate substantially.

Factors affecting the trading price of our common stock may include:

•                  adverse research and development or clinical trial results;

•                  our inability to obtain additional capital;

•                  announcement that the FDA denied our request to approve our products for commercialization in the United States, or similar denial by other regulatory bodies which make independent decisions outside the United States;

•                  potential negative market reaction to the terms or volume of any issuance of shares of our stock to new investors or service providers;

•                  sales of substantial amounts of our common stock, or the perception that substantial amounts of our common stock will be sold, by our stockholders in the public market;

•                  declining working capital to fund operations, or other signs of apparent financial uncertainty;

•                  significant advances made by competitors that adversely affect our potential market position; and

•                  the loss of key personnel and the inability to attract and retain additional highly-skilled personnel.

Additionally, our clinical trials will be open-ended and, therefore, there is the possibility that information regarding the success (or setbacks) of our clinical trials may be obtained by the public prior to a formal announcement by us.

Item 6.  EXHIBITS

Exhibit Number	Description of Exhibit
3.1	Certificate of Incorporation of Netventory Solutions, Inc. (incorporated by reference to our Registration Statement on Form S-1, filed on September 3, 2008)

3.2	Amended and Restated Bylaws (incorporated by reference to our Current Report on Form 8-K, filed on March 6, 2012)

3.3	Articles of Merger dated February 9, 2011 (incorporated by reference to our Current Report on Form 8-K, filed on March 3, 2011)

3.4	Certificate of Change dated February 9, 2011 (incorporated by reference to our Current Report on Form 8-K, filed on March 3, 2011)

3.5	Certificate of Correction dated March 9, 2011 (incorporated by reference to our Current Report on Form 8-K, filed on March 14, 2011)

10.1	Sponsored Research Agreement, dated as of June 4, 2013, by and among OncoSec Medical Incorporated, Old Dominion University and The Frank Reidy Research Center for Bioelectrics

31.1	Certification of Chief Executive Officer pursuant to Rules 13a-14 and 15d-14 promulgated under the Securities Exchange Act of 1934

31.2	Certification of Principal Financial Officer pursuant to Rules 13a-14 and 15d-14 promulgated under the Securities Exchange Act of 1934

32.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

32.2	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*In accordance with Regulation S-T, the XBRL-related information in Exhibit 101 to this Quarterly Report on Form 10-Q shall be deemed to be “furnished” and not “filed.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ONCOSEC MEDICAL INCORPORATED

/s/ Punit Dhillon
By: Punit Dhillon
(Principal Executive Officer)

Dated: December 16, 2013

/s/ Veronica Vallejo
By: Veronica Vallejo
(Principal Financial Officer)

Dated: December 16, 2013

Annex B

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of report (Date of earliest event reported): December 11, 2013

ONCOSEC MEDICAL INCORPORATED

(Exact name of registrant as specified in its charter)

Nevada	000-54318	98-0573252
(State or other jurisdiction	(Commission	(I.R.S. Employer
of incorporation)	File Number)	Identification No.)

9810 Summers Ridge Road, Suite 110 San Diego, California	92121
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (855) 662-6732

Not Applicable

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐            Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐            Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐            Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐            Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02                   Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements or Certain Officers

(c)

Appointment of Chief Medical Officer

Effective December 11, 2013, OncoSec Medical Incorporated (the “Company”) appointed Robert Pierce as its Chief Medical Officer and Vice President, Research and Development.

Prior to joining the Company, Dr. Pierce, 49, was Executive Director at Merck Research Labs, where Dr. Pierce spent almost seven years leading a 20—person team, dedicated to developing disease-oriented and tissue-based translational medicine platforms.  Dr. Pierce was responsible for contributions to multiple IND applications, including biomarker development programs such as the anti-PD-L1 immunohistochemistry assay supporting Merck’s MK-3475 trials. In addition, Dr. Pierce was instrumental in designing two Phase 2 anti-PD-1 (MK-3475) oncology studies.  Prior to focusing on immunomodulatory receptor (IMR) programs, Dr. Pierce is well regarded for his career-long research into mechanisms of immune tolerance as well as recent drug development experience, most notably being a key member of the global development team behind Merck’s FDA-designated “breakthrough” anti-PD-1 program (MK-3475).

From 2001 to 2007, before leaving academics to join industry, Dr. Pierce held several leadership positions at the University of Rochester School of Medicine, including Director of the Autopsy Service at Strong Memorial Hospital. From practicing as a staff pathologist to developing the graduate curriculum in patho-mechanism of disease, to acting as the principal investigator of a RO1-funded research lab, Dr. Pierce played an important role in the university’s clinical and academic research programs. He continues to act as an adjunct professor at the university to this day.

He is the co-author of over fifty peer-reviewed journal articles and book chapters, and has been a reviewer for numerous scientific journals as well as National Institute of Health grants.

Dr. Pierce received his post-doctoral training at the University of Washington, Seattle, WA, his graduate education and training at Brown University School of Medicine in Providence, RI, and received his undergraduate education at Yale University in New Haven, CT. As a Fulbright Award recipient, Dr. Pierce studied Philosophy at the Albert-Ludwigs-University in Freiburg, Germany.

There is no family relationship between Dr. Pierce and any of the Company’s other officers or directors, and there have been no related transactions, and none are contemplated, between Dr. Pierce or any of his immediate family members and the Company that would require disclosure pursuant to Item 404(a) of Regulation S-K promulgated by the Securities and Exchange Commission.

Executive Employment Agreement

In connection with Dr. Pierce’s appointment, effective as of December 11, 2013, the Company entered into an executive employment agreement (the “Employment Agreement”) with Dr. Pierce. The principal terms of the Employment Agreement are as follows:

The Employment Agreement provides for an initial annual base salary of $260,000, as well as eligibility to receive an annual bonus at the discretion of the Board of Directors and eligibility to participate in the Company’s stock incentive plans at the discretion of the Board of Directors or a committee thereof.  The Employment Agreement also provides that, as an inducement material to his entering into employment with the Company, Dr. Pierce shall be granted a stock option award to purchase the Company’s common stock.  Such stock option award has been granted pursuant to approval by the Company’s Board of Directors or a committee thereof, and its terms are described in further detail under the heading “Inducement Stock Option Award” below.  The Employment Agreement has no stated term, and will continue until terminated by the Company or Dr. Pierce.  Dr. Pierce’s employment with the Company will be “at will” at all times, and the Employment Agreement could be terminated at any time by either the Company or Dr. Pierce.

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The Employment Agreement also provides that if the Company terminates Dr. Pierce’s employment other than for cause, by death or by disability, or if Dr. Pierce terminates his employment with the Company for good cause, then Dr. Pierce shall be entitled to receive (i) severance payments equal to nine months of his then current annual base salary plus any accrued bonus, if such termination were to occur at any time before such time as Dr. Pierce has provided services for the Company for 12 months, or (ii) severance payments equal to 12 months of his then current annual base salary plus any accrued bonus, if such termination were to occur at any time after such time as Dr. Pierce has provided services for the Company for 12 months.  In all cases, Dr. Pierce’s receipt of any such severance payments would be conditioned on his execution of a release.

Under the terms of the Employment Agreement, (i) the term “for cause” is defined to mean (a) commission of a crime involving dishonesty, breach of trust, or physical harm to any person, (b) willful engagement in conduct that is in bad faith and materially injurious to the Company, including but not limited to, misappropriation of trade secrets, fraud or embezzlement, (c) commission of a material breach of the Employment Agreement, which breach is not cured within 30 days after written notice to Dr. Pierce from the Company, (d) willful refusal to implement or follow a reasonable and lawful policy or directive of the Company, which breach is not cured within 30 days after written notice to Dr. Pierce from the Company, or (e) engagement in misfeasance or malfeasance demonstrated by a pattern of failure to perform job duties diligently and professionally, which misfeasance or malfeasance is not cured within 30 days after written notice to Dr. Pierce from the Company; and (ii) the term “good cause” is defined to mean any one or more of the following events without Dr. Pierce’s consent: (a) a reduction in the amount of Dr. Pierce’s base compensation or other Company action which materially and adversely affects Dr. Pierce’s working conditions, in either case in a manner that disproportionately adversely affects Dr. Pierce as compared to other senior management of the Company, (b) Dr. Pierce ceases to report directly to the Chief Executive Officer of the Company, provided that such change in reporting relationship results in a material reduction in Dr. Pierce’s authority, duties, or responsibilities, (c) any other material change in Dr. Pierce’s duties, authority or responsibilities with the Company relative to the duties, authority or responsibilities in effect immediately prior to such reduction, or (d) the Company’s relocation of Dr. Pierce’s work location more than 30 miles from Dr. Pierce’s then current work location; provided in each case that the Company shall have 15 business days following its receipt of written notice from Dr. Pierce to cure any such event before it is deemed an event constituting “good cause.”

The foregoing description of the Employment Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement, which is attached as Exhibit 10.1 to this Current Report on Form 8-K and is incorporated herein by reference.

Inducement Stock Option Award

In connection with Dr. Pierce’s appointment and pursuant to the terms of his Employment Agreement, effective as of December 11, 2013, the Company granted to Dr. Pierce a stock option to purchase up to 1,700,000 shares of the Company’s common stock.  The stock option has an exercise price of $0.31 per share, equal to the closing price of the Company’s common stock on the date of grant of the stock option.  The stock option has a term of 10 years and will generally be forfeited if not exercised before the expiration of that term, or, if earlier, after the three-month period following the date of termination of Dr. Pierce’s employment with the Company. The stock option vests pursuant to the following schedule, subject to Dr. Pierce’s continued service for the Company through each vesting date: 34% of the shares subject to the stock option vested upon the date of grant, 33% shall vest on the one-year anniversary of the date of grant, and 33% shall vest on the two-year anniversary of the date of grant.

The stock option was granted pursuant to the approval of the Company’s Board of Directors outside of the Company’s 2011 Stock Incentive Plan, pursuant to an inducement stock option award agreement with terms substantially similar to those of non-qualified stock options granted under such plan. The foregoing description of such inducement stock option award agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement, which is attached as Exhibit 10.2 to this Current Report on Form 8-K and is incorporated herein by reference.

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Item 9.01                   Financial Statements and Exhibits.

(d)                                 Exhibits.

Exhibit	Description

10.1	Executive Employment Agreement, dated December 11, 2013, by and between the Company and Robert Pierce.

10.2

Inducement Stock Option Award Agreement, dated December 11, 2013, by and between the Company and Robert Pierce (included as Exhibit A to the Executive Employment Agreement attached hereto as Exhibit 10.1).

10.3	Press Release, dated December 12, 2013

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ONCOSEC MEDICAL INCORPORATED

Dated: December 17, 2013	By:	/s/ Punit Dhillon
Name: Punit Dhillon
Title: President & Chief Executive Officer

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